UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
AMENDMENT NO. 1
to
FORM 10-SB
GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS
Under Section 12(b) or (g) of The Securities Exchange Act of 1934
IdleAire Technologies Corporation

(Name of Small Business Issuer in its charter)

Delaware	62-1829384

(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
410 N. Cedar Bluff Road, Suite 200, Knoxville, TN 37923

(Address of principal executive offices)	(Zip Code)
Issuer’s telephone number (865) 342-3600
Securities to be registered under Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

N/A	N/A

Securities to be registered under Section 12(g) of the Act:
Series A Convertible Preferred Stock, par value $0.001 per share
Series B Convertible Preferred Stock, par value $0.001 per share
Series C Convertible Preferred Stock, par value $0.001 per share
Common Stock, par value $0.001 per share

(Title of class)
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Item 1. Description of Business.
Unless indicated otherwise, “the Company,” “IdleAire®,” “we,” “us” and “our” refer to IdleAire Technologies Corporation. As used herein, references to any “fiscal” year of the Company refer to our fiscal year ended or ending on December 31 of such year.
(a) Business Development
IdleAire Technologies Corporation was incorporated in the State of Delaware on June 20, 2000, for the purpose of providing in-cab heating and air-conditioning, electric power, satellite television, communications, Internet and other services to professional long-haul truck drivers through its patented advanced travel center electrification, or ATE® system. The Company establishes service facilities at travel centers, truck stops and other locations nationwide. Until 2003, the Company was in the development stage. During the development stage, the Company established its financial and operational plans, raised capital through the sale of common and preferred stock, refined its prototype service platform for installation at travel centers, established contacts with potential customers, acquired equipment and premises and hired and trained employees. The Company began to operate its business in 2003.
(b) Business of Issuer
We provide in-cab heating and air-conditioning, electric power, satellite television, communications, Internet and other services to professional long-haul truck drivers through our patented ATE® system at a cost that is significantly less than the cost of diesel fuel burned during idling. Currently, long-haul truck drivers idle their trucks during federally-mandated resting periods to maintain comfortable in-cab temperatures, provide electric power, keep fuel from freezing and warm the engine block in extremely cold weather. However, the practice of idling has come under pressure as fleet owners are increasingly concerned about fuel usage, engine wear and driver sleep deprivation. In addition, many states have sought to ban idling because of the extensive air pollution. We believe that our ATE® system is the only commercial idling alternative that provides significant value to all key participants in the trucking industry without imposing additional costs.
     (1) Fleet owners reduce fuel cost, maintenance expenses and engine wear.
     (2) Travel center operators realize a new and significant revenue stream with no capital outlay.
     (3) Truck drivers enjoy a quieter, cleaner resting environment, with convenient communication and entertainment options.
The environment also benefits from better air quality as a result of decreased noxious emissions. Highway safety is improved as a result of reduction of truck drivers’ sleep deprivation. Our ATE® system has been recognized by federal, state and local agencies as a technology that has substantial public benefits and as such, we have been awarded significant government grants over the past five years. We were also awarded the 2003 EPA Clean Air Excellence Award for our innovative approach of improving air quality. As of March 31, 2006, our ATE® system was installed in 1,426 parking spaces at 26 locations across 11 states. Since the installation of our first ATE® system, we have delivered close to 6.8 million hours of service.
As of March 31, 2006, we had long-term agreements with travel center owners and operators and three of the four largest national commercial travel center chains for the right to install our patented ATE® system at over 550 different locations. In addition, our ATE® technology has been endorsed by travel center associations and franchisees of national travel center chains.
Our Strengths
     Compelling Value Proposition. We believe that our ATE® system is the only commercial idling alternative that provides significant value without imposing additional costs to all key participants in the trucking industry: fleet owners, travel center operators and truck drivers.

          (1) Benefits for Fleet Owners. Truck fleets operate in a low margin business and as such, fleet owners are increasingly concerned with their profitability and in particular, the cost of diesel fuel. Our ATE® system eliminates the need for idling during federally-mandated resting periods for drivers, saving approximately one gallon of diesel fuel per hour of idling and reducing engine wear and maintenance expense. In addition to reducing idling fuel costs, our ATE® system allows fleet owners to (i) improve high driver turnover and recruiting; (ii) enable remote driver safety training; and (iii) improve communication between fleet owners and drivers.
          (2) Benefits for Travel Center Operators. Our ATE® system provides travel center operators a new and significant revenue stream without any additional investment or operating expense. Currently, few travel centers charge for parking spaces and must pay for upkeep to attract drivers to their facilities. Under our arrangements with travel centers, they receive lease consideration from us. In addition, we believe that the installation of our ATE® system will result in higher occupancy at travel centers, generating more customer traffic and increasing the potential for higher margin retail sales for the travel center operators.
          (3) Benefits for Truck Drivers. Under the Department of Transportation’s, or DOT’s, “hours of service rule,” truck drivers are required to rest a minimum of 10 hours after driving a maximum of 11 hours. By using our ATE® system, a driver can park in a quieter, cleaner area and turn off the truck engine, allowing the driver to rest without the noise, vibration and air pollution of an idling engine. Our ATE® system allows drivers to enjoy in-cab heating and air-conditioning, electric power, satellite television, Internet access, local telephone and other services during federally-mandated resting periods.
     Strong Relationship with Travel Center Operators. We have exclusive long-term agreements with travel center owners and operators and three of the four largest national commercial travel center chains for the right to install ATE® -equipped parking spaces at over 550 different locations. As part of our exclusive agreements with travel centers to install our ATE® system, the travel centers receive lease consideration from us. These key locations at major interstate interchanges and along high volume travel routes help ensure our access to a majority of the long-haul trucks in the nation, and are critical to our plan to build a nationwide ATE® system network.
     Significant Barriers to Entry. Our first-mover advantage, patents and agreements with fleet owners create significant barriers to entry. We are the first company to develop a unique, commercially viable solution for travel center electrification. As of December 31, 2005, we have spent five years and over $100 million developing, engineering, testing and refining our service delivery module and proprietary software interface and installing our first 24 sites. These activities give us a significant advantage. In November 2002, we received a patent to protect our business of providing convenience services to a stationary vehicle allowing the vehicle to conserve fuel and reduce noise and particulate matter emissions by shutting off the engine. In March 2004, we received our second patent that protects our system for delivering services, including features allowing for remote equipment management. We have agreements with a number of fleet owners pursuant to which fleet owners pay for the basic services we provide their truck drivers. We believe we have gained a significant competitive advantage by creating a recognizable brand in the trucking industry and changing the way professional drivers rest and sleep in their long-haul trucks. In addition, we raised approximately $234.8 million through the sale of 13% Senior Secured Discount Notes (“Discount Notes”) and Common Stock Warrants in December 2005 (the “Discount Notes Offering”). The sale proceeds of the Discount Notes Offering allows us to implement a nationwide rollout of our ATE® system network.
     Proprietary Solution Addressing a Large, Untapped Market Opportunity. Our primary target market is the owners and drivers of the 1.3 million diesel trucks with sleeper cabs that are used in long-haul service. We estimate that many of these trucks idle approximately 50% of their useful life. Long-haul truck drivers regularly park and idle for extended periods at travel centers, fleet terminals, distribution centers, seaports, border crossings, transfer locations and rest areas along interstate highways and turnpikes. We have chosen to focus the deployment of our ATE® systems initially on the approximately 229,530 parking spaces in 2,100 commercial travel centers and the approximately 235,000 parking spaces in 3,000 fleet terminals nationwide.
     Significant Environmental, Energy Conservation and Highway Safety Benefits. The reduction of idling by truck drivers will significantly reduce air pollution, conserve energy and promote highway safety. Air emissions resulting from idling significantly impact regional air quality and the ability of local communities to comply with

EPA’s National Ambient Air Quality Standards. We believe that the use of our ATE® system will also provide significant highway safety benefits. The substantial public benefits of our ATE® system have been validated by the grants that have been awarded to the Company over the past five years by federal, state and local agencies including, the Department of Transportation, the Department of Energy, the California Air Resource Board, the San Joaquin Valley Pollution Control District and the Texas Emissions Reduction Plan. We were also given the 2003 EPA Clean Air Excellence Award.
     Experienced and Proven Management Team. Our senior management team has significant experience in high growth companies including the areas of operations, finance, manufacturing, construction, network operations, customer support and sales and marketing. Several of our senior management members previously worked together in the creation, growth, operation and sale of a large Internet service provider and have a demonstrated capacity for managing larger, high growth organizations. Additionally, members of the management team played key roles in two initial public offerings, have successfully managed high growth companies and have had significant experience in the transportation, trucking and travel center industries.
Our Strategy
     Build and Operate a Nationwide ATE® System Network. We believe that a nationwide rollout of our ATE® system network will strengthen our appeal and accelerate the use of our products and services by fleet owners, travel center operators and truck drivers nationwide. Over the next 12 months, we plan to use a substantial portion of the proceeds from our Discount Notes Offering to install our ATE® system at approximately 200 locations totaling approximately 13,100 spaces in a mix of travel centers and fleet terminal sites in 35 states. Our strategy is to install our systems at locations at a density so drivers can plan to take their resting periods at our sites. For the initial nationwide rollout of our ATE® system network, we have strategically targeted high traffic travel centers with a minimum of 100 parking spaces, and that provide driver amenities, have a good layover location, are located within an EPA non-attainment region, are subject to existing anti-idling laws, and have close proximity to our regional installation sites. Upon completion of our nationwide ATE® system rollout plan, we believe there will be ATE®-equipped sites within two-hour driving intervals on a significant portion of the major truck routes in the U.S.
     Expand Long-Term Agreements for Truck Idling Locations. We have successfully secured parking spaces through agreements with travel center owners and operators and three of the four largest travel center chains: TravelCenters of America, Pilot Travel Centers and Petro Stopping Centers. We will seek to continue to secure additional parking spaces by entering into long-term agreements with operators of commercial travel centers, fleet terminals and other locations where trucks park and idle.
     Continue to Attract Truck Fleet Owners. We provide a compelling value proposition to fleet owners including a cost of basic services below the cost of diesel fuel burned during idling, reduced engine wear and maintenance, driver safety training and education, driver recruitment and retention benefits and discounted pricing on our basic services. We estimate that there are approximately 85,000 long-haul fleet operators, with approximately 1.3 million long-haul trucks with sleeper cabs nationwide. We have agreements with fleet owners under which we provide our basic services to their truck drivers. Adoption and payment of our basic services by fleet owners guarantees usage volume of our ATE® systems. To strengthen our appeal and accelerate the use of our products and services by truck drivers, we plan to continue to market our services aggressively to fleet owners.
     Continue to Capitalize on Grants. Significant government grants continue to be available to companies that aid in air pollution reduction, energy conservation and highway safety. Due to the significant public benefits of our ATE® systems, we have been successful in obtaining significant government grants. Over the past five years, we have been awarded government grants, including grants awarded for reimbursement of the capital costs incurred for installation of our ATE® systems. Much of our current grant funds come from the DOT’s Congestion Mitigation and Air Quality (CMAQ) program and are driven by regions currently in non-attainment status exploring innovative means to avoid EPA’s economic development and highway construction fund regulatory sanctions. Advanced Travel Center Electrification is more cost effective than all but one of the technology categories reviewed in a recent examination of the CMAQ program. Only Inspection and Maintenance Programs (which identify high-emission vehicles and force repairs, retrofits, or vehicle scrapping) are more cost-effective.

     Leverage Core Infrastructure to Generate Additional Revenues. Our product and service offerings currently include basic and premium services. Our proprietary ATE® system will enable us to provide an even wider range of future services and additional sources of revenue, such as advertising and electronic commerce.
Service and Product Overview
We provide basic services that include in-cab heating and air-conditioning, electric power, satellite television, Internet access, local telephone, customer support and other services. We charge our customers an hourly rate which is subject to periodic adjustments. We believe that our hourly rate will continue to represent significant savings over the fuel consumed, engine wear and maintenance costs from engine idling. The current high price of diesel will only aid in the acceleration and acceptance of our ATE® systems. We also offer drivers premium services, such as movies-on-demand, premium satellite television, high-speed Ethernet and wireless Internet access and long distance telephone service at an additional charge. Premium services available to fleet owners include computer-based driver training courses providing ongoing safety training and highway accident litigation risk management. We also sell ancillary products, such as window adapters, coaxial cables and computer accessories. For the three months ended March 31, 2006 and twelve months ended December 31, 2005, net revenues from basic and premium services accounted for approximately 57.9% and 58.6% of our total net revenues, respectively.
Our ATE® system consists of an in-cab service module that is connected via a reinforced flexible hose to an energy efficient external heating, ventilation and air-conditioning unit mounted on an overhead truss. Drivers can easily connect the service module to their truck cab window with our inexpensive, impact resistant plastic window adapter. The service module includes a Pentium-class microcomputer with a touch screen and color liquid crystal display (LCD), filtered air supply and return vents, satellite television connection, USB connections for computer accessories and two internal and two external 120 VAC electrical outlets, which can be used for electric shore power and fuel and engine block heating. Once the service module has been inserted into the window adapter and the driver has logged in using a credit card, fleet card, prepaid card or an IdleAire® membership card, the driver can control all of the functions of the system from a simple, easy-to-use touch screen computer. The ATE® system’s HVAC unit uses a compact, commercial grade compressor and strip heater designed to operate at minimal cost and provide dependable operation over a wide range of climates and weather conditions. Each individual ATE® unit is connected to our nationwide, secure, proprietary network, allowing us to operate remotely our on-site ATE® systems, providing payment processing, trouble-shooting and customer service 24 hours a day and seven days a week.
Supply Agreements
In 2003, the Company and Taiwan Video & Monitor Corporation (“TVM”) entered into a vendor-financed supply agreement whereby TVM agreed to finance certain equipment purchases over two years. This agreement was amended on January 17, 2004, and as part of the amendment, the Company agreed to purchase 100% of certain products from the vendor for a twelve-month period, and to include TVM in bid requests for new and existing products in the future.
In 2004, the Company entered into a 5-year strategic agreement with TVM. Pursuant to the agreement, the Company agreed to purchase certain service module components exclusively from TVM at an agreed-upon price. TVM agreed to accept shares of the Company’s common stock in exchange for certain equipment and intellectual property rights.
In 2002, the Company and Eaton Electrical, Inc. entered into a strategic 5-year supply agreement. Pursuant to the supply agreement, the Company agreed to purchase certain electrical distribution and control products exclusively from Eaton Electrical, Inc. at an agreed-upon price. In addition, the Company maintained professional services contracts with PB Constructors, Inc., an affiliate of Parsons Brinckerhoff Infrastructure Development Company which is a significant stockholder of the Company’s Series C Preferred Stock, for construction program management services.
Government Grants
Through March 31, 2006, the Company has received approximately $52.2 million in government grants, including grants awarded for reimbursement of capital costs incurred for the installation of our ATE® systems. The grants specify the number of parking spaces where the Company will install the ATE® systems. The Company is subject to specific reporting requirements as a result of the grant awards. Some of the grants contain reporting requirements whereby the Company must report at least quarterly on the usage of the ATE® systems, including the amount of service and electricity consumption. Other grants require monthly reporting on the usage of the ATE® systems.
Research and Development
We have made substantial investments in research and development of our ATE® hardware, software, networking and information technology. For the three months ended March 31, 2006 and fiscal year ended December 31, 2005 we spent approximately $19,142 and $192,000, respectively. Members of our research and development team work closely with our sales, marketing, operations, maintenance and customer support staff to develop revenue sources, improve the performance and cost of the existing components, reduce downtime and upgrade our technologies. Our research and development team are divided into three teams: engineering, information technology (IT) and software development.
Regulatory Environment
Growing demand for our systems and services has been fueled in part by the following government mandates and regulations:
DOT’s Hours of Service Rule
Effective October 1, 2005, the DOT’s Federal Motor Carrier Safety Regulations require property carriers and commercial motor vehicle drivers to obtain necessary rest and restorative sleep while they are on extended duty, which we refer to as the “hours of service rules.” In summary, the hours of service rule provides that:
          (1) Drivers must rest 10 or more consecutive hours after driving 11 hours in any 14-hour on-duty window;

          (2) The 14-hour on-duty window may not be extended with off-duty time for meal and fuel stops;
          (3) There is a prohibition on driving after being on duty 60 hours in 7 consecutive days, or 70 hours in 8 consecutive days, but drivers can “restart” the 7/8 day period anytime a driver has 34 consecutive hours off duty; and
          (4) Commercial motor vehicle drivers using the sleeper berth provision must take at least 8 consecutive hours in the sleeper berth, plus 2 consecutive hours either in the sleeper berth, off duty, or any combination of the two.
The Clean Air Act Amendments of 1990
Among other things, the Clean Air Act Amendments of 1990 authorize the EPA to set emission standards for the country, called National Ambient Air Quality Standards, or NAAQS. The NAAQS limit the allowable concentrations of the following “criteria pollutants” in outdoor air: ozone, sulfur dioxide, particular matter, lead, nitrogen oxide and carbon monoxide. The EPA, or any state with delegated authority by EPA, enforces the minimum standards set in the NAAQS. If an area does not meet the NAAQS for a particular pollutant, it is designated as a “non-attainment” area. Once an area is designated as non-attainment, a state implementation plan, or SIP, must be submitted to the EPA detailing the actions, stationary source control measures and schedule to reduce the levels of criteria pollutants that cause the state or region to be within the “non-attainment” category. The SIPs require EPA approval, although states retain discretion as to how best to achieve the NAAQS. A state or locality may suffer severe penalties if it fails to achieve the emission reductions specified in the SIP. Such penalties or sanctions include limiting business/industry expansion and withholding federal highway and other funding which could adversely affect the local economy. After the EPA approves the SIP, a state’s emission control strategies are incorporated into “air operating permits” issued for all major sources of air pollution, which contribute to the area’s non-attainment designation. If the EPA rejects a state’s SIP, and the state does not satisfactorily revise it, the EPA is authorized to develop its own air quality plan, a Federal Implementation Plan or FIP, for the state. A FIP typically includes more aggressive emission control strategies than those cited in the rejected SIP.
If a new source of air pollution is built or an existing source is modified in a way that increases, or has the potential to increase, emissions, a “new source” permit may need to be obtained to ensure that the emissions will not degrade clean air areas or interfere with plans to “attain” the NAAQS in non-attainment areas. Facilities with either new or modified sources must control emissions through the use of “best available control technology” or “lowest achievable emission rate,” depending on the location of the source. A facility attempting to meet these standards must comply with the “new source” permitting requirements (including installation of appropriate emission controls and acquiring emission off-sets).
State Anti-Idling Regulations
The current state anti-idling laws and regulations are designed to reduce air pollution from emissions. Historically, anti-idling regulations have not been enforced because no alternatives to idling were available. This practice is changing as pressure from environmental and energy conservation regulatory agencies continue to increase.
In conjunction with the Company’s efforts, travel center operators have established no idling “quiet” zones in their parking lots so that truck drivers can rest comfortably using our ATE® systems and services without the aggravation of truck idling noise and fumes in close proximity to their truck. These no idling “quiet” zones are now being designed as part of the new ATE® -equipped travel center installations.

Competition
We believe there are no companies providing a comprehensive in-cab solution of heating and air conditioning, electric power, communications and entertainment services to parked vehicles. We compete through a combination of equipment reliability, range of services offered, value, convenience and equipment reliability. Set forth below are some of the competing alternatives to our ATE® technology.
Auxiliary Power Units (APUs). APUs are one of several “on-board” competing alternatives that provide only part of our ATE® solution and reduce, but do not eliminate, fuel consumption, air emissions and noise. APUs produce electricity from a diesel or gasoline engine that powers an HVAC unit and other electrical devices. APUs are attractive because they can be operated in almost any resting place and have enjoyed the largest market penetration. However, the significant upfront equipment and installation cost, reliability issues, lack of widely available repair and maintenance locations, lack of driver communication and entertainment options, additional operating costs from the weight of the APU and HVAC units and fuel usage have limited market penetration.
Battery Systems. On-board battery systems are a recently introduced idle reduction alternative that utilizes stored electrical energy in high density batteries to power HVAC units and other in-cab electrical devices. Like APUs, these battery systems are attractive because they can be operated in almost any resting place and without emissions. However, the significant upfront equipment cost, inadequate energy storage capacity, especially for extreme temperature conditions, lack of driver communication and entertainment options, and additional operating costs from the weight of the battery and the HVAC unit has limited the market penetration of on-board battery systems.
Engine Optimizers. An engine optimizer is a device installed in a truck which turns the diesel engine on and off based on a thermostat setting. While this technique does reduce engine idling, we believe drivers typically do not like this solution because the constant but irregular diesel engine startup and shut down vibration is more of a rest inhibitor than the idling noise and vibration which is relatively constant. Engine optimizers are typically not adjustable nor easily disabled by the truck drivers.
Truck Stop Electrification (TSE). The TSE concept installs a 120 VAC or 220 VAC electrical power outlet or shore power in the travel center parking lot and an auditable billing method and/or equipment that would allow operators to charge for the service. The TSE concept requires trucks to either be electrified, or carry on-board an inverter to provide 12 VDC or 120 VAC power for the truck’s electrical system or the driver’s ancillary devices.
We believe that currently approximately 15,000 of the 1.3 million long-haul trucks have been electrified. As of December 31, 2005, we believe there were approximately three TSE-installed sites nationwide, but only one currently remains in operation. We believe TSE has not gained widespread market acceptance because it requires travel center owners to make a significant capital outlay to install electrical outlets in their parking lots, and truck fleet owners to invest significant capital in either retrofitting trucks or purchasing trucks that are already equipped with electric powered HVAC. The on-board equipment required for TSE also reduces the available payload, increases on-the-road fuel consumption and requires additional hardware maintenance, which is typically not conveniently available, if at all.
Other alternatives for drivers who idle their trucks include renting motel rooms, hiring team drivers and simply shutting off a truck while resting.
Motel Rooms. We believe that professional long-haul drivers rarely rest overnight in motel rooms because the lodging cost is usually not paid by the fleet owner, most motels do not provide parking or heavy asphalt driveways for trucks with 53 foot trailers and drivers do not want to leave their personal possessions and expensive cargo in an unattended truck.
Team Drivers. Two team drivers can take turns to drive 24 hours a day without violating the “hours of service” rule. However, based on a recent field study, the quality and depth of sleep is usually worse on the road for team drivers. While the truck is in motion, the noise and motion environment in the sleeper cab typically inhibits a driver’s sleep. Therefore, team driving is a practice not typically favored by truck drivers.

Stop Idling. Truck drivers are generally not willing to completely shut off their trucks while resting as it is extremely difficult to maintain a comfortable temperature in a sleeper cab with the engine turned off. Even in mild weather, truck drivers are unlikely to leave the windows open because travel centers can be extremely unsafe environments and the concentration of noxious fumes from other parked, idling trucks can create a noisy and emissions-filled resting environment.
Intellectual Property
We have been issued two patents by the U.S. Patent and Trademark Office. We believe that these two patents together with other complementary pending patent applications give us a significant competitive advantage.
In November 2002, we were issued a patent to protect our business of providing convenience services to a stationary vehicle allowing the vehicle to conserve fuel and reduce noise and particulate matter emissions by shutting off the engine. This patent has coverage in the United States and will expire in February 2020, subject to payment of customary maintenance fees. We currently have pending patent applications to expand this patent coverage in Canada and Mexico.
In March 2004, we were issued a patent in the United States that protects our system for delivering services, including features allowing for remote equipment management. This patent has coverage in the United States and will expire in September 2022, subject to payment of customary maintenance fees. We currently have pending patent applications to expand this patent coverage in Australia, Brazil, Canada, China, Costa Rica, Israel, Japan, Mexico and the European Union.
We have applied for other patents seeking to broaden patent coverage of our technology. We also have three registered service marks that have been issued in the United States: IdleAire® , ATE® and ATE Advanced Travel Center Electrification® .
Employees
As of May 31, 2006, we had 384 full-time and 62 part-time employees who work primarily in the areas of site operations, customer support, research and development, sales, customer service and management. To our knowledge at this time, none of our employees is represented by any union. As we continue to deploy systems nationwide, we expect to hire additional employees to operate and maintain the systems. We believe that our relations with our employees are good.
(c) Reports to Stockholders
     (1) In connection with the Company’s sale of 13% Senior Secured Discount Notes Due 2012 (“Discount Notes”) and Common Stock Warrants, the Company entered into an indenture with Wells Fargo Bank, N.A., as Trustee and Wells Fargo Bank, N.A., as Collateral Agent, dated December 30, 2005 (the “Indenture”). Pursuant to the Indenture, the Company is required to deliver quarterly and annual information (financial and otherwise) to holders of the Discount Notes. To the extent applicable, such reports will include audited financial statements.
     (2) The Company does not currently file reports with the SEC. After this registration statement is declared effective by the SEC, the Company will become a reporting company under the Exchange Act of 1934 and will begin filing reports with the SEC in compliance with the requirements of the Exchange Act.
     (3) After the Company begins to file reports with the SEC under the Exchange Act, the public may read and copy any materials the Company files with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549. The public may also obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Additionally, the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, including us, that file electronically with the SEC, which can be found at http://www.sec.gov.

Forward-Looking Statements
This Registration Statement contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “may,” “could,” “would,” “should,” “believe,” “expect,” “anticipate,” “plan,” “estimate,” “target,” “project,” “intend” or similar expressions. These statements include, among others, statements regarding our expected business outlook, anticipated financial and operating results, our business strategy and means to implement the strategy, our objectives, the amount and timing of capital expenditures, the likelihood of our success in expanding our business, financing plans, budgets, working capital needs and sources of liquidity.
Forward-looking statements are only predictions and are not guarantees of performance. These statements are based on our management’s beliefs and assumptions, which in turn are based on currently available information. Important assumptions relating to these forward-looking statements include, among others, assumptions regarding demand for our ATE® systems, the expansion of our installation sites geographically, the timing and cost of our planned capital expenditures, changing economic or competitive conditions, as well as our negotiation of agreements with third parties. These assumptions may prove to be inaccurate.
You should not place undue reliance on any of these forward-looking statements, which are based on our current expectations and assumptions. Further, forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operation.
You should read the following discussion in connection with our financial statements and accompanying notes. Some of the statements in the following discussion are forward-looking statements that are based on our management’s current expectations, estimates and projections about our business and operations. For a variety of reasons, including those described in “Forward-Looking Statements” and our actual results may differ materially.
Overview
We provide in-cab heating and air-conditioning, electric power, satellite television, communications, Internet and other services to professional long-haul truck drivers through our patented ATE® system. We believe that our ATE® system is the only commercial idling alternative that provides significant value without imposing additional costs to all of the key participants in the trucking industry. Through March 31, 2006, we have funded the development and commercialization of the ATE® system and our operations with debt, equity and government grants. Prior to our Discount Notes Offering in December 2005, we raised a total of approximately $113.6 million through the sale of our securities, consisting of $10.5 million of common stock, $30.9 million of Series A Preferred Stock, $49.9 million of Series B Preferred Stock and $22.3 million of Series C Preferred Stock. In December 2005, we raised approximately $234.8 million through the sale of Discount Notes and Common Stock Warrants. A substantial portion of the sale proceeds of the Discount Notes Offering will be used for the nationwide rollout of our ATE® system network. In addition, through March 31, 2006, we have been awarded approximately $52.2 million of grants of which we have received approximately $10.9 million.
We are a Delaware corporation that was formed in June 2000. In November 2002, we received a patent to protect our business of providing convenience services to a stationary vehicle allowing the vehicle to conserve fuel and reduce noise and particulate matter emissions by shutting off the engine. In March 2004, we received our second patent that protects our system for delivering services, including features allowing for remote equipment management. Since the installation of our first ATE® system, we have delivered close to 6.8 million hours of service.
As of March 31, 2006, we offered basic services at a retail price of $2.18 per hour, with an approximate 15% discount for fleets and gold members.
Our nationwide ATE® system rollout plan is focused on major interstate truck traffic corridors in 35 states across the United States. We plan to use substantially all of the $201.7 million of net proceeds we received from the Discount Notes Offering to install our ATE® system.
As of March 31, 2006, our ATE® system was installed in 1,426 parking spaces at 26 locations across 11 states. We had long-term agreements with travel center owners and operators and three of the four largest national commercial travel center chains for the right to install our patented ATE® system at over 550 different locations. Over the next 12 months, we plan to install our ATE® system at approximately 200 locations totaling approximately 13,100 spaces in a mix of travel centers and fleet terminal sites in 35 states.
The major steps involved in our nationwide rollout of our ATE® system include contracts, installation and deployment and staffing. Travel center personnel positions include regional managers, area managers, site supervisors, floating supervisors and site representatives. We use a remote staffing model to hire employees for each location primarily utilizing internet job boards, colleges, technical schools, and local workforce development offices for sourcing.
We have designed the ATE® system erection, assembly and installation procedures to minimize or eliminate major disruption of daily business at travel centers. Moreover, the nature of the installation is relatively simple and involves mostly on-site electrical work, since the major components are pre-constructed off-site and shipped to each location for assembly. After the receipt of all necessary permits and approvals, erection and assembly, including the installation of all electrical and communications utilities, takes on average 40 to 50 days. Our ATE® system uses modular components. We outsource the erection, assembly and installation for the deployment of new sites to proven IdleAire construction teams. When installation is complete, the ATE® system is tested and fully commissioned on-site and is also tested remotely. Following five to ten days of commissioning and on-site staff training, the ATE® system is available for commercial use.

In choosing the travel center sites for our nationwide rollout, we have used the following core site selection criteria for each location: (i) has a demonstrated supply of parked and idling trucks surveyed at each travel center by counting (at 4 to 6 hour intervals for 3 to 5 days) the number of trucks parked, trucks idling and curtains pulled (i.e. driver’s sleeping); (ii) has a minimum of 100 truck parking spaces; (iii) is located along major interstate highways and freight routes; (iv) has a good layover location with high quality driver amenities such as a 24-hour restaurant, clean showers and laundry facilities; (v) is geographically located in southern U.S. where hot weather is expected to contribute to a higher demonstrated usage rate; (vi) is within a non-attainment region and may be subject to existing anti-idling laws; and (vii) is within close proximity to an existing IdleAire® regional installation site. We made exceptions in building some of our existing sites where pilot projects were undertaken on a non-commercial basis with public partners or were funded by air quality grants that stipulated the locations where our ATE® systems could be installed. The attractiveness of our service is dependant on the ability of truck drivers to access the service along their routes without additional time and fuel consumption costs. We believe our nationwide rollout plan will provide sufficient coverage and density to make our service attractive to both long-haul truck drivers and fleet owners. At an average travel center consisting of 73 installed spaces, we anticipate capital expenditures of approximately $1.1 million per average travel center or about $15,000 a space.
In order to reach the hundreds of thousands of parked truck drivers idling each day, we also plan to install our ATE® systems at fleet terminals, maintenance depots, and other “congregation points” for truck drivers hauling goods for one or more companies. Fleet terminals, which are generally owned by fleet owners, are positioned nationwide and are used by fleet owners for maintenance, refueling, “hours of service” resting, safety training, dispatch logistics, driver recruiting and customer service. We estimate that there are approximately 3,000 fleet terminals with 235,000 parking spaces in the U.S., primarily with truck fleets with more than 100 trucks. As of March 31, 2006, we have entered into agreements with two truck fleets.
We generate revenues from the sale of basic and premium services, sale of ancillary products and government grant monies earned, as well as from other sources.

•	Basic and premium services. Basic services include HVAC and shore power electricity, basic satellite television (14 channels), unlimited local telephone and Internet access. Our basic services are charged hourly, with a one hour minimum - the retail rate per hour for basic services was $2.18 as of March 31, 2006, with an approximate 15% discount for fleets and gold members. To obtain the discount rate for basic services, a fleet company must sign a fleet contract. Premium services include premium satellite television (52 channels), movies-on-demand, Ethernet or wireless based Internet access, unlimited long distance telephone service, and driver training modules. These services are generally sold in packages or blocks of time. For the three months ended March 31, 2006, revenues from basic and premium services accounted for 57.9% of our total net revenues. For the twelve months ended December 31, 2005, revenues from basic and premium services accounted for 58.6% of our total net revenues.

•	Amortization of grants. As of March 31, 2006, we have been awarded approximately $52.2 million in grant assistance from governmental agencies of which we have received $10.9 million. Grant revenue is recognized as follows: (i) grants with contractual terms requiring a site to remain open for a specified period are recognized straight-line over the life of the contract; (ii) grants that are specifically for funding of revenue-generating equipment are recognized straight-line over the life of the respective equipment; and (iii) all other grants are recognized based on actual usage over the term of the grant. Deferred revenue represents that portion of grant monies received but not yet earned. For the three months ended March 31, 2006, revenues from grant amortization accounted for 26.5% of our total net revenues. For the twelve months ended December 31, 2005, revenues from grant amortization accounted for 28.8% of our total net revenues.

•	Ancillary products. Ancillary products include window adaptors, computer accessories including keyboards, Ethernet and Wi-Fi cards and remotes, coaxial and power cables, telephones and annual Gold Card memberships. The Gold Card membership allows members to purchase our products and selected services at a discount. Any driver may purchase a gold membership for $10 which is effective for 6 months. For the three months ended March 31, 2006, revenues from sale of ancillary products accounted for 10.7% of our total net revenues. For the twelve months ended December 31, 2005, revenues from sale of ancillary products accounted for 8.5% of our total net revenues.

•	Other revenues. Other revenues consist primarily of advertising sales and service fees. For the three months ended March 31, 2006, other revenues accounted for 4.9% of our total net revenues. For the twelve months ended December 31, 2005, other revenues accounted for 4.1% of our total net revenues.

Our site level costs and expenses primarily consist of (i) salaries and benefits for a team of site representatives, (ii) lease consideration for parking spaces, (iii) cost of electricity, satellite television and movies, (iv) telephone and communications, (v) marketing and advertising, (vi) cost of goods sold for ancillary product sales, and (vii) equipment maintenance and replacement. Our travel center locations are staffed 24 hours a day, 7 days a week by a team of site representatives to sell our services to professional drivers, train drivers on the system operation and solve driver issues. In addition, site representatives are an integral part of our customer service team and perform our customer support call center’s requested tasks, and perform daily preventative maintenance to minimize any unscheduled service calls. As part of our exclusive agreement with travel centers to install our ATE® system, the travel centers receive lease consideration from us.

Site operating revenues are budgeted to exceed related site operating costs when occupancy levels reach about 37% to 38%. We project achieving positive EBITDA when there are approximately 11,000 to 12,000 ATE® units nationwide generating similar or greater occupancy levels.

Results of Operations
The following table summarizes our historical operations as a percentage of revenues for the three months ended March 31, 2006 and 2005 and the years ended December 31, 2005 and 2004:

	Three Months Ended		Year Ended
	March 31,		December 31,
	2006	2005	2005	2004
Statements of Operating Data:
Net revenues:
Basic and premium services, net	57.9%	50.0%	58.6%	41.4%
Grant revenues	26.5	39.9	28.8	40.2
Ancillary product sales	10.7	5.6	8.5	16.6
Other revenues	4.9	4.5	4.1	1.8

Total net revenues	100.0	100.0	100.0	100.0

Operating expenses:
Direct site operating costs	154.5	254.9	170.0	363.5
Depreciation and amortization	82.3	110.2	85.7	120.5
Selling, general & administrative expenses	236.4	231.2	209.6	330.5
Research and development costs	1.2	5.1	3.0	20.5
Loss on disposal of fixed assets	1.1	3.8	16.1	60.5

Total operating expenses	475.4	605.3	484.5	895.5

Loss from operations	(375.4)	(505.3)	(384.5)	(795.5)
Interest income (expense), net	(347.3)	(2.1)	(38.4)	(8.8)

Net loss	(722.7)	(507.4)	(422.9)	(804.3)

Three Months Ended March 31, 2006 Compared to Three Months Ended March 31, 2005
The following table summarizes our net revenues by category for the three months ended March 31, 2006 and 2005:

	Three Months Ended
	March 31,
	2006	2005
Net revenues:
Basic and premium services, net	$957,279	$603,870
Grant revenues	437,997	482,166
Ancillary product sales	176,095	67,964
Other revenues	81,204	53,980

Total net revenues	$1,652,575	$1,207,980

Total net revenues. Total net revenues increased from $1,207,980 to $1,652,575, representing an increase of $444,595, or 37%, for the three months ended March 31, 2006 compared to the three months ended March 31, 2005, as the number of ATE(R)-equipped parking spaces available for rent increased to 1,426 as of March 31, 2006 compared to 1,305 for one year earlier, an increase in rate per hour and a decrease in discounts given. Net revenues from basic and premium services contributed $353,409 to this increase while ancillary product sales added $108,131.

•	Basic and premium services, net. Basic and premium services, net, increased from $603,870 to $957,279, representing an increase of $353,409, or 59%, for the three months ended March 31, 2006 compared to the three months ended March 31, 2005. Total hours of usage was slightly up, increasing to 514,933 hours for the three months ended March 31, 2006 compared to 511,495 hours for the three months ended March 31, 2005, representing an increase of 3,438 hours, or 1%. Prices on basic services also increased 17% between the two quarters. In addition, customer discounts were more heavily utilized for the three months ended March 31, 2005, primarily to promote system usage. These discounts were $378,334, or 31%, of total net revenue for the three months ended March 31, 2005 but dropped to $167,227, or 10%, of total net revenue for the three months ended March 31, 2006, a decrease of $211,107, or 56%.

•	Grant revenues. Grant revenues were $437,997 for the three months ended March 31, 2006 as compared to $482,166 for the three months ended March 31, 2005. This decrease of $44,169, or 9%, resulted primarily from the completion of a California Air Resources Board grant completed in 2005, which contributed $142,077 for the three months ended March 31, 2005, offset by new grants associated with our West Memphis and Baltimore sites.

•	Ancillary product sales. Ancillary product sales increased from $67,964 for the three months ended March 31, 2005 to $176,095 for the three months ended March 31, 2006, representing an increase of $108,131, or 159%. This increase was due primarily to the amortization of gold membership sales of $71,798.

•	Other revenues. Other revenues were $81,204 for the three months ended March 31, 2006 as compared to $53,980 for the three months ended March 31, 2005. This increase of $27,224, or 50%, resulted primarily from service fee revenue associated with member cards which increased $39,577 during the two periods, partially offset by a decrease in advertising revenue of $19,199.

The following table summarizes our operating expenses by category for the three months ended March 31, 2006 and 2005:

	Three Months Ended
	March 31,
	2006	2005
Operating expenses:
Direct site operating costs	$2,552,550	$3,079,673
Depreciation and amortization	1,359,434	1,331,297
Selling, general and administrative expenses	3,906,357	2,793,279
Research and development expenses	19,142	61,537
Loss on disposal of fixed assets	18,381	45,912

Total operating expenses	$7,855,864	$7,311,698

Operating expenses. Operating expenses increased to $7,855,864 for the three months ended March 31, 2006 as compared to $7,311,698 for the three months ended March 31, 2005, an increase of $544,166, or 7%.

•	Direct site operating costs. Direct site operating costs decreased to $2,552,550 for the three months ended March 31, 2006 compared to $3,079,673 for the three months ended March 31, 2005, representing a decrease of $527,123, or 17%. Lower salaries and benefits were primarily responsible for the decrease, showing a reduction of $563,141 during this period. As job duties became better defined and the number of repeat customers continued to increase, we were able to reduce staffing at each of our sites. During the three months ended March 31, 2006, users with repeat visits averaged 80.9% of the user population, as opposed to 63.0% for the three months ended March 31, 2005.

•	Selling, general and administrative expenses. Selling, general and administrative expenses increased to $3,906,357 for the three months ended March 31, 2006 from $2,793,279 for the three months ended March 31, 2005, an increase of $1,113,078, or 40%. This increase was primarily due to increases in professional services of $273,393, property taxes of $265,857, salaries and benefits of $228,404 and franchise taxes of $123,838, all primarily related to our increased site roll-out efforts.

•	Research and development costs. Research and development costs decreased to $19,142 for the three months ended March 31, 2006 from $61,537 for the three months ended March 31, 2005. This decrease of $42,395, or 69%, was primarily due to a decrease in research and development materials costs of $43,255 as our research and development activities continue to reduce.

The following table summarizes our net interest expense for the three months ended March 31, 2006 and 2005:

	Three Months Ended
	March 31,
	2006	2005
Interest income	$2,111,405	$15,456
Interest expense	(7,850,632)	(40,619)

Interest expense net	$(5,739,227)	$(25,163)

Interest expense, net. Net interest expense for the three months ended March 31, 2006 was $5,739,227 as compared to net interest expense of $25,163 for the three months ended March 31, 2005, which was an increase of $5,764,390. Interest income increased $2,095,949 for the three months ended March 31, 2006 compared to the three months ended March 31, 2005, as average investments increased as a result of the $234.8 million proceeds received from the Discount Notes Offering. Interest expense increased $7,810,013 for the three months ended March 31, 2006 compared to the three months ended March 31, 2005, primarily due to interest associated with the Discount Notes Offering.
Year Ended December 31, 2005 Compared to Year Ended December 31, 2004
Total net revenues. Total net revenues increased from $3,587,799 to $6,352,332, representing an increase of $2,764,533, or 77%, for 2005 compared to 2004, as the number of ATE®-equipped spaces available for rent increased to 1,365 as of December 31, 2005 compared to 1,281 for one year earlier. Basic and premium services, net contributed $2,237,855 to this variance while grant revenues added $383,339.
•	Basic and premium services, net. Basic and premium services, net, increased from $1,485,161 to $3,723,016, representing an increase of $2,237,855, or 151%, for 2005 compared to 2004. Total hours of usage increased to 2,343,000 hours for 2005 compared to 2,009,000 hours for 2004, representing an increase of 334,000 hours, or 17%. Also, prices on basic services increased approximately 10% in November 2004 and 13% in May 2005. In addition, customer discounts were heavily utilized in 2004 primarily to promote system usage. These discounts were $2,042,991 or 57% of total net revenue in 2004 but dropped to $1,099,270 or 17% of total net revenue in 2005, a decrease of $943,721 or 46%.

•	Grant revenues. Grant revenues were $1,827,528 for 2005 as compared to $1,444,189 for 2004. This increase of $383,339, or 27%, resulted primarily from the addition of approximately $855,386 of new grants received in 2005, as well as a full year’s effect in 2005 from the grants received throughout 2004.

•	Ancillary product sales. Ancillary product sales declined from $594,835 to $539,957, representing a decrease of $54,878, or 9%, for 2005 compared to 2004, as more window adapters were given away in 2005 as an incentive to attract new users.

•	Other revenues. Other revenues were $261,829 for 2005 as compared to $63,614 for 2004. This increase of $198,215, or 312%, resulted primarily from service fee revenue associated with member cards which totaled $121,924 for 2005 and none for 2004. Advertising revenue increased from $33,338 for 2004 to $103,084 for 2005. This increase of $69,746, or 209%, was primarily due to increased advertisements sold in the IdleAire® Guide, a monthly publication distributed to truck drivers.
Operating expenses. Operating expenses decreased to $30,778,648 for 2005 as compared to $32,129,006 for 2004, a decrease of $1,350,358, or 4%.
•	Site operating costs. Site operating costs decreased to $10,801,395 for 2005 compared to $13,042,848 for 2004, representing a decrease of $2,241,453, or 17%. Salaries and benefits decreased from $8,660,682 to $6,658,561, representing a decrease of $2,002,121, or 23%, for 2005 compared to 2004. As job duties became better defined and the number of repeat customers continued to increase, we were able to reduce staffing at each of our sites. During 2005, users with repeat visits averaged 74.6% of the user population as opposed to 66.7%, for 2004.

•	Research and development costs. Research and development costs decreased to $192,388 for 2005 from $736,515 for 2004. This decrease of $544,127, or 74%, was primarily due to a decrease in research and development materials costs of $478,220 and a decrease in fees paid for consulting services of $76,653.

•	Selling, general and administrative expenses. Selling, general and administrative expenses increased to $13,316,195 in 2005 from $11,856,756 in 2004, an increase of $1,459,439, or 12%. This increase was primarily due to an increase in professional services of $2,589,755 which was partially offset by decreases in marketing expense of $189,669, occupancy and equipment of $151,857, travel and entertainment expense of $255,337 and fees of $467,326. The higher fees in 2004 primarily related to payments made to vendors associated with settlements of purchase orders for which the Company did not take delivery of equipment.

•	Depreciation and amortization. Depreciation and amortization expense increased to $5,444,382 for 2005 compared to $4,321,665 for 2004, representing an increase of $1,122,718, or 26%. This increase was primarily due to twelve full months during 2005 of depreciation and amortization on property and equipment purchased ratably through the same twelve month period in 2004.

•	Loss on disposal of fixed assets. Loss on disposal of fixed assets decreased to $1,024,288 for 2005 from $2,171,222 for 2004, representing a decrease of $1,146,934, or 53%. Based on results of operations at test sites, during 2003 and 2004, we made changes to our service platform equipment. As a result of these changes, existing service modules and other equipment, which would not be useable in the future, were written off to a greater extent in 2004 than in 2005.
Interest expense, net. The twelve months ended December 31, 2005 showed net interest expense of $2,438,586 as compared to net interest expense of $315,015 for the twelve months ended December 31, 2004, which was a change of $2,123,571, or 674%. Interest income decreased from $169,666 to $89,541 for 2005 compared to 2004 representing a decrease of $80,125, or 47%, as average cash decreased during 2005. Interest expense increased to $2,528,127 in 2005 from $484,681 in 2004 representing an increase of $2,043,446, or 422%, due to $1,504,889 in expense associated with warrants issued to directors who guaranteed $7 million of funding for IdleAire as well as interest expense associated with $1,080,000 in long-term debt which was issued in December 2004. In addition, the write-off of deferred finance charges increased $423,466 for costs deemed to have no future benefit.
Liquidity and Capital Resources
Since our inception and through March 31, 2006, we have been principally funded by debt, private investors and strategic corporate investors, and by certain of our founders and senior management team. Prior to our Discount Notes Offering in December 2005, we have raised a total of approximately $113.6 million through sales of our securities, consisting of $10.5 million of common stock, $30.9 million of Series A Preferred Stock, $49.9 million of Series B Preferred Stock and $22.3 million of Series C Preferred Stock. In December 2005, we raised approximately $234.8 million through the sale of Discount Notes and Common Stock Warrants. From this, a 3% underwriting fee was paid, an advisory fee and out of pocket expenses that totaled $21.3 million. In addition, repayment of previously incurred debt plus interest totaled $5.9 million, resulting in net proceeds of $207.6 million. Of this amount, $201.6 million was placed into a restricted, trusteed bank account and $6.0 million was reimbursed to the Company for deal-related expenses. All funds were distributed on the day of closing — December 30, 2005.
A substantial portion of the sale proceeds of the Discount Notes Offering will be used for the nationwide rollout of our ATE(R) system network. In addition, through March 31, 2006, we have been awarded approximately $52.2 million of grants of which we have received approximately $10.9 million. As of March 31, 2006, we had cash and cash equivalents of $188,223,104, of which $173,663,900 was restricted. The disbursement agreement stipulates initial disbursement amounts will be held in a disbursement account until the funds are needed from time to time to pay for the development, construction and operation of facilities and general corporate and other operating expenses of the Company. Subject to certain exceptions, the disbursement agent will authorize the disbursement of funds from the disbursement account upon a disbursement request containing certain certifications and identifying the purposes to which the requested funds will be applied following disbursement. The disbursement agreement allows two disbursements a month; one in the form of a facilities disbursement and one in the form of an advance disbursement, which is limited to $10.0 million per request.
Three Months Ended March 31, 2006 compared to three months ended March 31, 2005
Cash Flows
Prior to December 2005, we historically have satisfied our working capital requirements primarily though sales of equity and debt securities. For the three months ended March 31, 2006, we had a net increase in cash of approximately $8,634,000. Cash flows from operating, financing and investing activities for the three months ended March 31, 2006 and the three months ended March 31, 2005 are summarized in the following table:

	Three Months Ended
	March 31,
	2006	2005
Activity:
Operating activities	$(1,416,609)	$(4,669,584)
Investing activities	10,168,677	(422,583)
Financing activities	(118,464)	3,947,407

Net increase (decrease) in cash	$8,633,604	$(1,144,760)

Operating Activities
The net cash used in operating activities of $1,416,609 during the three months ended March 31, 2006 as compared with the use of cash in operations for the three months ended March 31, 2005 was primarily due to the collection of two grant receivables and the receipt of cash reimbursements from restricted funds offset by cash expended for working capital needs.
Investing Activities
The $10,168,677 provided by investing activities during the three months ended March 31, 2006 was primarily due to the $31,072,070 release of restricted cash which was used to purchase and prepay for equipment used in our nationwide rollout. An offset to this can be seen in purchases of property and equipment of $6,668,505 and deposits toward equipment purchases of $14,234,888.
We plan to install our ATE® equipment in approximately 13,100 additional parking spaces over the next 12 months and capital expenditures for these spaces are anticipated to be approximately $195 million. We plan to fund this amount with our cash and restricted cash, deposits made toward equipment purchases, grant monies already awarded but not yet received, work in process components previously purchased and net operational revenues. On a longer term basis, we plan to continue to install our ATE® equipment nationwide and anticipate funding to be generated from operations.
Financing Activities
The net cash used by financing activities of $118,464 was primarily due to debt financing costs incurred of $135,553 during the three months ended March 31, 2006 for additional deal-related expenses, which was offset by cash received from the exercise of stock options. This activity compares with $2.4 million received from the issuance of preferred stock and $1.3 million received from the issuance of related party notes payable in the three months ended March 31, 2005.
Based on our current operations and cash position, we believe our available cash will be adequate to meet our anticipated requirements for working capital, capital expenditures and lease payments and to fund our nationwide rollout plan for the next 12 to 18 months. To the extent additional funding is required, we may seek additional financing in the public sector as well as private debt or equity capital markets. We cannot be certain at this time that we will be successful in obtaining additional financing, if needed or that, if available, any additional financing will be on terms favorable to us.
Year Ended December 31, 2005 compared to Year Ended December 31, 2004
The $4.4 million increase in cash and cash equivalents for 2005 was primarily the result of proceeds from issuance of Discount Notes of $201.7 million, preferred stock of $17.0 million, warrants of $33.1 million and notes payable of $1.3 million, partially offset by an increase in restricted cash of $200.7 million, debt financing costs of $22.0 million, payments on notes payable of $1.9 million, purchase of property and equipment of $4.2 million as well as cash used in operating activities of $19.7 million. The cash used in operating activities of $19.7 million in 2005 compares to cash used in operating activities of $12 million in 2004; the increase is due principally to the receipt of $7.0 million in grants in 2004 compared to $0.8 million in 2005. Cash flows used in operating activities are principally the result of direct site operating costs and selling, general and administrative expenses, net of revenues received.
Contractual Cash Obligations as of December 31, 2005 are set forth below:

	Payment Due by Period
	Less Than	1-3	4-5
Contractual Cash Obligations	1 Year	Years	Years	After 5 Years	Total
Long Term Debt	$10,000	$30,000	$20,000	$115,000	$175,000
Operating Leases	592,821	1,975,720	1,010,022	608,842	4,187,405
Senior Secured Discount Notes	—	62,400,000	83,200,000	361,600,000	507,200,000
Total	$602,821	$64,405,720	$84,230,022	$362,323,842	$511,562,405
In addition, we have signed a number of leasing or licensing agreements with truck stops and other locations which will allow the installation of our ATE® systems at these sites. These agreements generally provide for lease consideration only after the ATE® systems have been deployed.
Recently Adopted Accounting Pronouncements
In December 2003, FASB issued revised Interpretation No. 46 (FIN 46) Consolidation of Variable Interest Entities. Until this interpretation, a company generally included another entity in its consolidated financial statements only if it controlled the entity through voting interests. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns. Application of FIN 46 was required for previously existing variable interest entities during the first quarter of 2005, while newly created variable interest entities in 2004 were subject to the new literature immediately. The adoption of FIN 46 had no impact in 2004 or 2005.
On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R) is similar to the approach described in SFAS No. 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair value. Pro forma disclosures are no longer an alternative. We adopted Statement 123(R) on January 1, 2006.
Since the Company used the minimum-value method to measure pro forma compensation cost for employee stock options under Statement 123, it will be required to use the prospective method upon adoption of Statement 123(R). Under the prospective method, the Company will continue to account for nonvested awards outstanding at the date of adoption using the provisions of APB No. 25; all awards granted, modified or settled after the date of adoption will be accounted for using the measurement recognition and attribution provisions of Statement 123(R). Accordingly, the impact of adopting Statement 123(R) cannot be predicted at this time because it will depend on the levels of share-based payments in the future.
On November 10, 2005, the Financial Accounting Standards Board issued FSP No. FAS 123(R)-3, Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards. The alternative transition method includes simplified methods to establish the beginning balance of the additional paid-in capital pool (“APIC pool”) related to the tax effects of employee stock-based compensation, and to determine the subsequent impact on the APIC pool and Statements of Cash Flows of the tax effects of employee stock-based compensation awards that are outstanding upon adoption of SFAS 123(R). The Company has up to one year from the date of adoption of FAS 123(R) to elect to use the simplified method. The Company is in the process of evaluating this FSP and the effect the election would have on the Company’s financial statements.

Critical Accounting Estimates
The preparation of financial statements in accordance with generally accepted accounting principles requires management to make judgments, estimates and assumptions regarding uncertainties that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. In applying our significant accounting policies, we must use our judgment to determine the appropriate assumptions to use in the determination of certain estimates. Those estimates are based on historical experience, terms of existing agreements, observances of trends in the industry and information available from other sources, as appropriate. Estimates and assumptions about future events and their effects cannot be determined with certainty and accordingly, these estimates may change as new events occur, as more experience is required, as additional information is obtained and as our operating environment changes. We deem the following estimates and accounting policies to be critical:
Share-Based Payments. On January 1, 2006, the Company adopted the provisions of SFAS 123(R), which replaced Statement of Financial Accounting Standards No. 123 (“SFAS 123”), Accounting for Stock-Based Compensation, and superceded APB Opinion No. 25 (“APB 25”), Accounting for Stock Issued to Employees. Under the fair value recognition provisions of SFAS 123(R), stock-based compensation cost is measured at the grant date based on the fair value of the award.
Since the Company used the minimum-value method to measure pro forma compensation cost for employee stock options under SFAS 123, it was required to use the prospective method upon adoption of SFAS 123(R). Under the prospective method, the Company continues to account for its nonvested awards outstanding at the date of adoption using the provisions of APB 25; all awards granted, modified or settled after the date of adoption are accounted for using the measurement recognition and attribution provisions of SFAS 123(R).
The adoption of SFAS 123(R) did not have a material impact on our consolidated results of operations and cash flows in the three months ended March 31, 2006, but may in the future. We believe that stock-based compensation aligns the interests of managers and non-employee directors with the interests of shareholders. We do not currently expect to significantly change our various stock-based compensation programs. See Note 3 of the March 31, 2006 unaudited condensed financial statements included in this Form 10-SB filing for further information regarding our stock-based compensation plans.
We use the Black-Scholes Merton standard option pricing model (“Black-Scholes model”) to determine the fair value of stock options. Calculating stock-based compensation expense requires the input of highly subjective assumptions, including the expected term of the stock-based awards, stock price volatility, and pre-vesting option forfeitures. The assumptions used in calculating the fair value of stock-based awards represent the Company’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and the Company uses different assumptions, stock-based compensation expense could be materially different in the future.
The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable, characteristics not present in our option grants. Existing valuation models, including the Black-Scholes and lattice binomial models, may not provide reliable measures of the fair values of our stock-based compensation. Consequently, there is a risk that our estimates of the fair values of our stock-based compensation awards on the grant dates may bear little resemblance to the actual values realized upon the exercise or forfeiture of those stock-based awards in the future. Some employee stock options may expire worthless, or only realize minimal intrinsic value, as compared to the fair values originally estimated on the grant date and recognized in our financial statements. Alternatively, some employee stock options may realize significantly more value than the fair values originally estimated on the grant date and recognized in our financial statements. Currently, there is no market-based mechanism or other practical application to verify the reliability and accuracy of the estimates stemming from these valuation models, nor is there a means to compare and adjust the estimates to actual values.
The Company’s computation of expected term used in the Black-Scholes model was calculated as the simple average of the weighted average vesting period and the contractual life of the option, as permitted by the “shortcut approach” in Staff Accounting Bulletin No. 107, Share-Based Payment. The risk-free rate for periods within the contractual life of the option is based on the United States treasury yield for a term consistent with the expected life of the stock option in effect at the time of grant. The Company has never declared or paid any cash dividends and does not presently plan to pay cash dividends in the foreseeable future. Prior to January 1, 2006, the Company used the minimum value method to measure stock compensation cost, which excludes the effects of expected volatility. Since the Company is a private entity with no historical data on volatility of its stock, the expected volatility used for the three months ended March 31, 2006, is based on the historical volatility of similar public companies (referred to as “guideline companies”). In evaluating similarity, the Company considered factors such as industry, stage of life cycle, size, and financial leverage. The amount of stock-based compensation expense we recognize during a period is based on the portion of the awards that are ultimately expected to vest. We estimate option forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates.
The guidance in SFAS 123(R) is relatively new. The application of these principles may be subject to further interpretation and refinement over time. There are significant differences among valuation models, and there is a possibility that we may adopt different valuation models in the future. This may result in a lack of consistency in future periods and materially affect the fair value estimate of stock-based awards. It may also result in a lack of comparability with other companies that use different models, methods and assumptions.

Income taxes. Income taxes are computed based on the liability method of accounting whereby deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Federal and state net operating loss carryforwards of approximately $86,500,000 and $81,000,000, respectively, expire beginning in 2015. Realization of net deferred tax assets is dependent upon sufficient future taxable income during the carryforward periods. The valuation allowance is provided until it is likely that the full amount of net deferred tax assets will be realized. The valuation allowance increased by approximately $9,850,000 in 2005.
Item 3. Description of Property.
Our executive, administrative and operating offices are located in approximately 25,000 square feet of leased office space in Knoxville, Tennessee. We also lease approximately 4,000 square feet in this building for our fleet sales and customer support call center. On February 28, 2006, we entered into a seven year lease agreement for this space. The 25,000 square feet lease expires on December 1, 2013; and the 4,000 square feet lease provides for an expiration date of March 31, 2010, with an option to renew for two additional five-year periods.
Our principal testing, research, customer support call center and system operations center is located in approximately 20,000 square feet of leased office space at 640 Business Park in Knoxville, Tennessee. Approximately 7,000 square feet of that space serves as a warehouse for construction and re-supply material for our local and remote sites. This office lease provides for an expiration date of October 31, 2009, with an option to renew for two additional one-year periods.
Item 4. Security Ownership of Certain Beneficial Owners and Management.
     The following table sets forth information as of December 31, 2005 with respect to the beneficial ownership of the Company by:
•	each person (including any “group” as that term is used in Section 13(d)(3) of the Exchange Act of 1934, as amended) who is known to us to beneficially own more than 5% of each class of our voting securities;

•	each member of our board of directors;

•	each of our existing executive officers named in the Summary Compensation Table; and

•	all members of our board of directors and our executive officers as a group.
     Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. Unless otherwise indicated, the address of each named executive officer is c/o 410 North Cedar Bluff Road, Suite 200, Knoxville, Tennessee 37923. Except as otherwise noted, we believe the persons listed below have the sole voting and investment power with respect to our capital stock owned by them. The percentages shown below are based on the 48,533,272 shares of common stock, 17,171,448 shares of Series A Preferred Stock, 12,566,774 shares of Series B Preferred Stock and 4,473,032 shares of Series C Preferred Stock outstanding as of December 31, 2005.

	# of		% of	# of		% of	# of	% of	# of		% of	% of
	Common		Common	Series A		Series A	Series B	Series B	Series C		Series C	Total
Name and Address	Stock		Stock	Preferred		Preferred	Preferred	Preferred	Preferred		Preferred	Stock
of Beneficial Owner	Owned		Owned	Owned		Owned	Owned	Owned	Owned		Owned	Owned
5% Stockholders:
Citigroup**
333 W. 34th Street
New York, NY 10001	10,915,461		18.4%	—		—	—	—	—		—	11.7%

Goldman Sachs**
180 Maiden Lane
New York, NY 10038	4,564,177		8.6%	—		—	—	—	—		—	5.2%

Jefferies & Company**
Harborside Financial
Center, Plaza III
Jersey City, NJ 07311	13,607,140		21.9%	—		—	—	—	—		—	14.1%

State Street Bank & Trust
1776 Heritage Drive
North Quincy MA 02171	3,383,162		6.5%	—		—	—	—	—		—	3.9%

Idle Arkansas Investors
c/o Dan H. Felton, III
6 West Chestnut Street
Marianna, AR 72360	—		—	3,164,200		18.4%	135,266	1.1%	—		—	3.8%

Parsons Brinckerhoff
Infrastructure
Development Company (1)
CTV Holdings
c/o PB Constructors, Inc.
One Penn Plaza
New York, NY 10119	—		—	—		—	—	—	1,285,000	(2)	28.7%	1.5%

Executive Officers and Directors
Michael C. Crabtree	2,748,102	(3)	5.6%	13,888		*	—	—	—		—	3.3%
David G. Everhart	6,502,808	(4)	13.4%	—		—	—	—	—		—	7.9%
J. Tom Badgett	5,183,091		10.7%	—		—	—	—	—		—	6.3%
James H. Price	1,264,932	(5)	2.6%	—		—	—	—	—		—	1.5%
Paul W. Boyd	289,000	(6)	*	—		—	—	—	—		—	*
Lynn Youngs	44,000	(7)	*	—		—	—	—	—		—	*
A. C. Wilson (12)	6,130,651		12.6%	—		—	—	—	—		—	7.4%
Randy Massey (12)	8,950,000		18.4%	—		—	—	—	—		—	10.8%
Lana R. Batts	20,000	(8)	*	13,888	(9)	*	25,000	*	—		—	*
Dan H. Felton III	—			—		—	1,213,334	9.7%	—		—	1.5%
Steve Kirkham	700,508	(10)	1.4%	67,618	(11)	*	—	—	—		—	*
All directors and executive officers as a group	31,833,092		63.2%	95,394		*	1,238,334	9.7%				39.2%

(1)	Parsons Brinckerhoff Infrastructure Development Company (PBIDC) is the holding company of CTV Holdings, Inc. and PB Constructors, Inc. Shares held by CTV Holdings, Inc. and PB Constructors, Inc. are deemed to be beneficially owned by PBIDC.

(2)	800,000 shares are currently held by CTV Holdings, Inc. and 185,000 shares have not yet been issued as of December 31, 2005. Also, pursuant to an agreement by and between us and PB Contractors Inc. for Program Management Services, dated September 3, 2004, PB Constructors is entitled to receive at least 300,000 shares of our Preferred Series C stock for the services rendered, although such shares have not yet been issued as of December 31, 2005.

(3)	This amount includes 1,141,667 shares of common stock held by Crabtree Ventures, LLC and options exercisable into 750,000 shares of common stock. Mr. Crabtree serves as the Chief Manager of Crabtree Ventures, LLC and is deemed to have the sole voting and dispositive power over the shares held by Crabtree Ventures.

(4)	This amount includes 783,332 shares of common stock held by IdleAire Associates Limited Partnership of which Mr. Everhart is the General Partner.

(5)	This amount includes options exercisable into 719,000 shares of common stock.

(6)	Of this amount, 10,000 shares are held in a trust account of which Mr. Boyd is the custodian and beneficial owner. This amount also includes options exercisable into 279,000 shares of common stock.

(7)	This amount includes options exercisable into 44,000 shares of common stock.

(8)	This amount includes warrants exercisable into 20,000 shares of common stock.

(9)	These shares are held in the name of Batts & Associates LLC, of which Mrs. Batts is a member.

(10)	Of this amount, 688,800 shares are held by The Kirkham Group, of which Mr. Kirkham is the Managing General Partner.

(11)	Of this amount, 53,730 shares are held in a trust account of which Mr. Kirkham is the custodian. The remaining 13,888 shares are held by The Kirkham Group, of which Mr. Kirkham is the Managing General Partner.

(12)	Effective May 2006, A. C. Wilson and Randy Massey are no longer directors of the company.

*	Less than 1%.

**	Amounts include warrants which are exercisable into 126.1903 shares of our common stock per warrant.

Item 5. Directors and Executive Officers, Promoters and Control Persons.
The following table provides information on our executive officers and directors.

Name	Age	Position	Term on Board of Director
Executive Officers

Michael C. Crabtree(1)(2)(4)	56	President, Chief Executive Officer and Chairman of the Board of Directors	2000 to present
David G. Everhart(1)	51	Chief Operating Officer and Director	2000 to present
J. Tom Badgett (1)(2)(3)	61	Chief Information Officer, Secretary and Director	2000 to present
James H. Price (1)(2)(3)(4)	40	Senior Vice President, General Counsel and Director	2000 to present
Paul W. Boyd	48	Chief Financial Officer and Treasurer	N/A
Lynn R. Youngs	48	Executive Vice President	N/A

Other Directors

David Gill(2)	51	Director	May 2006 to present
Thomas F. (Mack) McLarty III	60	Director	May 2006 to present
Lana R. Batts(2)	59	Director	2001 to present
Dan H. Felton III(2)(4)	59	Director	2003 to present
Steve H. Kirkham(3)	59	Director	2004 to present

(1)	Member of Executive Committee.

(2)	Member of Audit Committee.

(3)	Member of Leadership Development and Compensation Committee.

(4)	Member of Corporate Governance and Nominating Committee.

Michael C. Crabtree serves as our President, Chief Executive Officer and Chairman of the Board of Directors since joining us in August 2000. From February 1999 to September 1999, Mr. Crabtree was a founding shareholder, member of the board of directors, Chief Operating Officer and President of the Southeast Group of OneMain.com (NASDAQ: ONEM), an Internet service provider based in Reston, Virginia. From December 1994 to March 1999, Mr. Crabtree served as Chairman of the Board of Directors and Chief Executive Officer of United States Internet, Inc., which was acquired by OneMain.com in March, 1999. Mr. Crabtree also served as a co-founder and former vice president of CTI Molecular Imaging, Inc. (NASDAQ: CTMI) from 1983 to 1989 and a board director from 1983 to 2002. Mr. Crabtree was also employed by the National Aeronautics and Space Administration (NASA) during 1969 to 1971 and a member of the NASA Kennedy Space Center launch teams for Saturn-Apollo 12, 13 and 15 moon missions. He currently serves on the boards and/or various committees of the following private organizations: East Tennessee Children’s Hospital, East Tennessee Foundation, Corridor Park Development Corporation and Gurley Lake Land & Cattle Co. Mr. Crabtree received Bachelor of Science and Master of Science degrees in Electrical Engineering and an Executive MBA, all from the University of Tennessee.
David G. Everhart is a co-founder and serves as our Chief Operating Officer and as a director. Prior to joining us, Mr. Everhart served as Executive Vice President of Strategic Relationships for PhoneOnline, Inc. and was a member of its advisory board from November 1993 to June 1999. Prior to joining PhoneOnline, Inc., Mr. Everhart was a co-founder, Chief Operating Officer and a director of United States Internet, Inc. Mr. Everhart studied engineering and technical design at Sarasota Junior College and computer technology at Madisonville Community College.

J. Tom Badgett is a co-founder and serves as our Chief Information Officer, Secretary and as a director. Prior to joining us, Mr. Badgett was co-founder, Chief Information Officer and Secretary of United States Internet, Inc., where his duties included press relations, corporate communications and technical strategies from 1993 to 1999. In addition, he designed, implemented and managed United States Internet, Inc.’s technical support division. Mr. Badgett holds a Bachelor of Arts degree in Language from the University of Tennessee and a Master of Arts in Documentary Film from the University of Tennessee.
James H. Price serves as our Senior Vice President, General Counsel and a director. Prior to joining us, Mr. Price was a shareholder with the Knoxville, Tennessee law firm of Kennerly, Montgomery & Finley. While with Kennerly, Montgomery & Finley, Mr. Price’s practice was devoted to transactional work, including business formation, taxation, reorganization, estate planning and other tax planning, and the representation of municipal and governmental clients. Mr. Price is a graduate of the University of Tennessee College of Law. Mr. Price received his Bachelor of Science Degree in Business Administration with a major in Accounting from the University of Tennessee in 1988. Mr. Price is a Certified Public Accountant and a member of the Knoxville and Tennessee Bar Associations, the Knoxville Estate Planning Council, the Tennessee Society for Certified Public Accountants and the American Institute for Certified Public Accountants.
Paul W. Boyd serves as our Chief Financial Officer and Treasurer. Prior to joining us in January 2001, Mr. Boyd served as a Regional Financial Director for OneMain.com from March 1999 to December 2001. Mr. Boyd was also the Chief Financial Officer for United States Internet, Inc. from January to March 1999. From 1996 to 1999, Mr. Boyd served as Treasurer for Clayton Homes, Inc., which manufactures, sells, insures and leases lots for manufactured housing. Mr. Boyd has an accounting degree from the University of Houston, is a Certified Public Accountant in the State of Tennessee and is a member of the Tennessee Society for Certified Public Accountants and the American Institute for Certified Public Accountants.
Lynn R. Youngs serves as our Executive Vice President and is responsible for site operations, maintenance and customer support. Prior to joining us in August 2005, Mr. Youngs served as Vice President, Store Operations, from 1994 to 2005, and Director, Procurement & Administration, from 1993 to 1994 for Goody’s Family Clothing, Inc. (NASDAQ: GDYS), a $1.3 billion apparel retailer with over 370 stores located in 22 states, where he was responsible for procurement, store communications, store facilities, customer relations, supplies and budgeting. From 1992 to 1993 Mr. Youngs was Vice President, Sales and Marketing, Concorde Technologies, Inc. From 1985 to 1992, Mr. Youngs served as Chief Financial Officer, Controller and Manager, Governmental & Commercial Contracts for Perceptics Corporation, then a Westinghouse subsidiary. From 1980 to 1985, Mr. Youngs was a Sr. Product Accountant for Aluminum Corporation of America (ALCOA). Mr. Youngs has also taught since 1993 at the University of Tennessee’s Graduate Business Program including courses such as “Management of New Ventures.” Mr. Youngs received a Bachelor of Business Administration and a Master of Business Administration from the University of Tennessee and is a Certified Public Accountant in the State of Tennessee.
Thomas F. (Mack) McLarty III serves as one of our directors. Since 1998, Mr. McLarty has been chairman of McLarty Companies and the president of Kissinger McLarty Associates, an international advisory firm formed in partnership with former Secretary of State Henry Kissinger. Prior to 1998, Mr. McLarty worked with President Clinton in several key positions: Chief of Staff, Counselor to the President, and Special Envoy for the Americas, with over five years of service in the President’s Cabinet and on the National Economic Council, was appointed to two commissions by President George W. Bush and served President Carter as a member of the Democratic National Committee. Mr. McLarty serves as senior adviser to the Carlyle Group, a private equity firm, senior adviser to the law firm Covington & Burling, and chairman of Randall & Dewey, a leading global energy industry advisory firm. Mr. McLarty is a graduate of the University of Arkansas.
David Gill serves as one of our directors. From July 2005 to the present, Mr. Gill has been Senior Vice President, Chief Financial Officer and Treasurer of NxStage Medical, Inc., a publicly-traded medical device company On May 16, 2006, Mr. Gill announced that he will resign from NxStage Medical Inc. effective July 2006. Mr. Gill served as Senior Vice President and Chief Financial Officer of CTI Molecular Imaging, Inc., a publicly-traded medical equipment company, from January 2002 to May 2005, before its sale. Previously, Mr. Gill served from February 2000 to March 2001 as Chief Financial Officer and Director, and from January 2001 to August 2001 as President, Chief Operating Officer, and Director, of Interland, Inc., a publicly-traded telecom-related company, before its sale. Mr. Gill served from July 1996 to February 2000 as Chief Financial Officer and from February 1997 to February 2000 as Chief Operating Officer of Novoste Corporation, a publicly traded medical device company. Mr. Gill serves on the Board of Directors of LeMaitre Vascular, Inc. Mr. Gill has a B.S. in Accounting from Wake Forest University and an M.B.A. from Emory University and was formerly a certified public accountant.
Lana R. Batts serves as one of our directors. Ms. Batts is Managing Partner in Transportation Capital Partners, LLC, a consulting firm specializing in transportation, M&A and consulting. From 1994 to 2000, Ms. Batts served as President of the Truckload Carriers Association, which has 1,000 truckload carrier and supplier members. From 1992 to 1994, Ms. Batts served as Chief Executive Officer of the American Financial Services Association. Ms. Batts serves on the boards of directors of two private companies: PeopleNet Communications Corporation and the Transportation Costing Group, Inc. Ms. Batts has a Bachelor of Arts degree in Political Science from the University of Montana and Master of Arts degree in Politics and Public Affairs from the University of Miami.
Dan H. Felton III serves as one of our directors. Judge Felton has been a practicing attorney for 34 years in Marianna, Arkansas, specializing in estate planning, real estate transactions, and small business counseling; served 32 years as a District Court Judge; and has served as counsel for 12 years for a regional truckload carrier. Judge Felton serves as secretary of Dan Felton & Co. Inc. and of Felton Properties, agricultural and investment businesses. Additionally, he serves as a board member of the following: Safe Foods Corporation, University of Arkansas Medical Sciences Foundation, President’s Arkansas Advisory Council for Winrock International, and St. Francis Levee District. Judge Felton received his Bachelor of Science, Bachelor of Arts and Jurist Doctorate degrees from the University of Arkansas.
Steve H. Kirkham serves as one of our directors. Mr. Kirkham is an entrepreneur from Kingston, Tennessee. Mr. Kirkham is the owner of Rocky Top Markets, a regional convenience store and gasoline chain in the East Tennessee area. Previously Mr. Kirkham was President of Harriman Oil Company from 1978 to 1998 when he purchased full ownership of Rocky Top Markets. Also during that same time period he served as President of Southeastern Lubricants and Rocky Top Markets, Inc. Currently Mr. Kirkham serves as Chairman–elect of the Shell Oil Company National Wholesale Council, Chairman of the Roane County Industrial Board, and is immediate past Chairman of the Tennessee Grocers Association. Mr. Kirkham is also currently developing several shopping centers along with other commercial real estate. He has been and still is very active in many volunteer organizations in the area. Mr. Kirkham is a graduate of Tennessee Technological University in Cookeville, Tennessee, where he received a B.S. in Business Administration.
Audit Committee Financial Expert
     The Board has determined that Mr. Gill, an independent director serving on the Audit Committee, is an “audit committee financial expert” as defined by the SEC rules.
Item 6. Executive Compensation.
Compensation of Executive Officers
     The following table sets forth certain information regarding compensation we paid to our chief executive officer and to each of our four other most highly compensated executive officers (“Named Executive Officers”) for the fiscal year 2005:
Summary Compensation Table

			Long-Term
			Compensation
			Securities
	Annual Compensation		Underlying	All Other
Name and Principal Position	Salary ($)	Bonus ($)	Options	Compensation ($)(1)
Michael C. Crabtree President, Chief Executive Officer And Chairman of Board	189,754	—	—	357

David Everhart Chief Operating Officer	187,413	—	—	390

J. Tom Badgett Chief Information Officer and Secretary	181,273	—	—	2,376

James H. Price Senior Vice President and General Counsel	157,500	—	—	290

Paul W. Boyd Chief Financial Officer and Treasurer	145,000	—	—	296

(1)	This amount represents the life insurance premiums paid by the Company.

Stock Option Grants
     There were no grants of options made to the Named Executive Officers during the fiscal year ended December 31, 2005.
Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values
No options were exercised by any of our Named Executive Officers during the fiscal year 2005.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values
The following table sets forth certain information on the number of stock options held by our Named Executive Officers at December 31, 2005. The value of unexercised in-the-money options at December 31, 2005 was calculated by subtracting the exercise price from $.82; in-the-money options are those whose exercise price is below market value.

	Number of Securities Underlying Unexercised		Value of Unexercised In-the- Money Options at
	Options at December 31, 2005		December 31, 2005
Name	Exercisable	Unexercisable	Exercisable	Unexercisable
Michael C. Crabtree	750,000	—	—	—
David G. Everhart	—	—	—	—
J. Tom Badgett	—	—	—	—
James H. Price	719,000	31,000	$405,000	—
Paul W. Boyd	279,000	21,000	—	—

Stock Option Plan
We have an Amended and Restated 2000 Stock Option Plan (the “Stock Option Plan”), pursuant to which all key employees, including officers, whether or not directors of the Company, are eligible to receive grants of options of our common stock. Our Compensation Committee of the Board of Directors administers the Stock Option Plan and selects the individuals who will receive grants under the plan. The term of an incentive or non-qualified stock option may not exceed 10 years. Options granted under the Stock Option Plan are generally not transferable and are exercisable only by the option holder. Upon termination of an option holder’s employment for any reason other than death, or termination for cause, the vested options terminate 90 days after termination, but in no event beyond the stated term of the option. If an option holder dies while employed or within 90 days thereafter, the vested option terminates 12 months from the date of death, but in no event beyond the stated term of the option. We have reserved 11,000,000 shares of our common stock under the Stock Option Plan. If any option expires or is terminated prior to such option being exercised in full, shares of the common stock underlying such options may be re-allocated by the committee. As of December 31, 2005, options for 4,532,764 shares were still available for grant under the Stock Option Plan. During fiscal year 2005, we made grants of options to purchase an aggregate 417,626 shares of our common Stock, at an average exercise price of $4.71.
Compensation of Directors
As of December 31, 2005, none of our directors have been compensated for serving as a member of our Board. Directors were reimbursed for actual expenses incurred in attending Board meetings.
Employment Agreements
We have entered into an employment agreement with each of the following executive officers:
Michael Crabtree, our President and Chief Executive Officer, since June 2002, has a three-year employment agreement which is automatically renewable for an additional two-year period unless either party gives notice of non-renewal. The agreement provides for a minimum annual base salary of $175,000 and an annual bonus based on the Company’s achievements of budgetary and other objectives set by the Board and agreed by Mr. Crabtree and us in good faith. If Mr. Crabtree’s employment is terminated by us for any reason other than for cause or by him for good reason prior to expiration of the agreement, his options will vest in accordance with their terms without reference to continuing employment, and he will be entitled to receive his base salary, accrued bonus, and insurance benefits for one year from the effective date of termination. In the event of a change of control of the Company, Mr. Crabtree will be entitled to receive 299% of his “base amount” (as determined under the “golden parachute” rules in the Internal Revenue Code). If immediately before the change of control event, stock of the Company becomes readily tradable on an established securities market and the requisite shareholder approval is obtained, Mr. Crabtree will be entitled to receive $1,000,000 in lieu of the payment in the preceding sentence.
David Everhart, our Chief Operating Officer, since June 2002, has a three-year employment agreement which is automatically renewable for an additional two-year period unless either party gives notice of non-renewal. The agreement provides for a minimum annual base salary of $175,000 and an annual bonus based on the Company’s achievements of budgetary and other objectives set by the Board and agreed upon by Mr. Everhart and us in good faith. If Mr. Everhart’s employment is terminated for any reason other than for cause or by him for good reason prior to expiration of the agreement, his options will vest in accordance with their terms without reference to continuing employment, and he will be entitled to receive his base salary, accrued bonus, and insurance benefits for one year from the effective date of termination. In the event of a change of control of the Company, Mr. Everhart will be entitled to receive 299% of his “base amount” (as determined under the “golden parachute” rules in the Internal Revenue Code). If immediately before the change of control event, stock of the Company becomes readily tradable on an established securities market and the requisite shareholder approval is obtained, Mr. Everhart will be entitled to receive $1,000,000 in lieu of the payment in the preceding sentence.
Tom Badgett, our Chief Information Officer, since June 2002, has a three-year employment agreement which is automatically renewable for an additional two-year period unless either party gives notice of non-renewal. The agreement provides for a minimum annual base salary of $175,000 and an annual bonus based on the Company’s achievements of budgetary and other objectives set by the Board and agreed upon by Mr. Badgett and us in good faith. If Mr. Badgett’s employment is terminated by us for any reason other than for cause or by him for good reason prior to expiration of the agreement, his options will vest in accordance with their terms without reference to continuing employment, and he will be entitled to receive his base salary, accrued bonus, and insurance benefits for one year from the effective date of termination. In the event of a change of control of the Company, Mr. Badgett will be entitled to receive 299% of his “base amount” (as determined under the “golden parachute” rules in the Internal Revenue Code). If immediately before the change of control event, stock of the Company becomes readily tradable on an established securities market and the requisite shareholder approval is obtained, Mr. Badgett will be entitled to receive $1,000,000 in lieu of the payment in the preceding sentence.
James Price, our Senior Vice President and General Counsel, since June 2002, has a three-year employment agreement which is automatically renewable for an additional two-year period unless either party gives notice of non-renewal. The agreement provides for a minimum annual base salary of $150,000 and an annual bonus based on the Company’s achievements of budgetary and other objectives set by the Board and agreed upon by Mr. Price and us in good faith. If Mr. Price’s employment is terminated by us for any reason other than for cause or by him for good reason prior to expiration of the agreement, his options will vest in accordance with their terms without reference to continuing employment, and he will be entitled to receive his base salary, accrued bonus, and insurance benefits for one year from the effective date of termination. In the event of a change of control of the Company, Mr. Price will be entitled to receive 299% of his “base amount” (as determined under the “golden parachute” rules in the Internal Revenue Code). If immediately before the change of control event, stock of the Company becomes readily tradable on an established securities market and the requisite shareholder approval is obtained, Mr. Price will be entitled to receive $1,000,000 in lieu of the payment in the preceding sentence.
Each of the employment agreements of Messrs. Crabtree, Everhart, Badgett and Price contains confidentiality, non-competition and non-solicitation provisions which are effective during their employment and for three years thereafter.
Paul Boyd, our Chief Financial Officer and Treasurer, since May 2002, has a one-year employment agreement which is renewable at our option for additional one-year periods. The agreement provides for an annual base salary of $130,000. If Mr. Boyd’s employment is terminated by us without cause prior to expiration of the agreement, he will be entitled to receive his base salary and health and welfare benefits for ten months following the effective date of termination. Mr. Boyd’s employment agreement contains confidentiality, non-competition and non-solicitation provisions which are effective during his employment and for two years thereafter.
Item 7. Certain Relationships and Related Transactions.
In 2004, Michael C. Crabtree, our President and CEO loaned us $400,000 and James H. Price, our Senior Vice President and General Counsel was general partner of a partnership that loaned us $200,000. The notes were payable in monthly installments of $51,433 and matured on December 15, 2005. In 2005, David G. Everhart, our Chief Operating Officer was general partner of a partnership that loaned us $480,000 and Daniel H. Felton, Jr., our director, was trustee of a family trust that loaned us $300,000 and Michael C. Crabtree loaned us an additional $550,000, bring the total outstanding debt to $1,930,000. These notes were unsecured and were payable with interest that ranged from 5.25% to 5.50% per annum. During 2005, we repaid these notes including $59,539 in interest. In addition, the following directors, executive officers and principal shareholders provided personal letters of credit to support our banks line of credit that totaled $6,350,000, under which the maximum outstanding balance of $4,400,000 was borrowed and repaid during 2005. Such directors and officers and their related guarantee were Michael C. Crabtree ($1,750,000), Daniel H. Felton, Jr. Family Trust ($3,250,000), C. Randy Massey, our director and co-founder ($600,000), David G. Everhart ($250,000), J. Tom Badgett, our Chief Information Officer and Secretary ($250,000) and James H. Price ($250,000). We did not provide any compensation to these individuals for such personal letters of credit.
During the fourth quarter of 2005, seven directors, namely Messrs. Crabtree, Everhart, Badgett, Price, Felton, Massey and Wilson personally guaranteed $7 million of funding for us in the event that additional funds were required to support our operations throughout 2006. Such guarantees were terminated on December 30, 2005 after the consummation of our Discount Notes Offering. On January 20, 2006, as compensation for these guarantees, it was determined by our Board of Directors that warrants to purchase 43,083 shares of our Common Stock for $0.01 per share would be issued to each of those seven individuals.
Michael Crabtree, our President and CEO, is a member of a limited liability company that is in the business of leasing aircraft. We paid this company a total of $206,849 and $183,005 in 2005 and 2004, respectively, for airplane rental for business travel. This expense may increase as our headcount and the number of systems we install continue to grow.
On April 11, 2002, we entered into a 5-year exclusive supply agreement with Eaton Electrical, Inc., which is one of our significant stockholders. Pursuant to this supply agreement, Eaton Electrical, Inc. sells us certain electrical distribution and control products and services on terms that are a result of arms-length negotiations. In 2005 and 2004, we paid Eaton Electrical, Inc. a total of $392,059 and $5,393,703, respectively, under this agreement.
We entered into a lease in June 2001 to rent space for $11,613 per month from a limited liability company in which C. Randy Massey, our director and co-founder, is a member. We made a total of $146,635 and $127,742 in rental payment under this lease during 2005 and 2004. This lease expires in October 2009.
Item 8. Description of Securities.
Description of Capital Stock
The following summary description of our existing equity securities and material rights of their holders, and of certain provisions of our Amended and Restated Certificate of Incorporation and By-laws does not purport to be complete and is qualified in its entirety by reference to our Certificate of Incorporation and By-laws and the applicable securities purchase agreements.
Authorized Capital Stock
Pursuant to our Amended and Restated Certificate of Incorporation, we have the authority to issue up to 278,000,000 shares, each with a par value of $0.001 per share, of which 200,000,000 shares are common stock, and 78,000,000 are shares of preferred stock (“Preferred Stock”), which Preferred Stock is currently designated as follows:
•	22,000,000 shares of Preferred Stock are designated as Series A Convertible Preferred Stock (“Series A Preferred”);

•	13,000,000 shares of Preferred Stock are designated as Series B Convertible Preferred Stock (“Series B Preferred”); and

•	11,000,000 shares of Preferred Stock are designated as Series C Convertible Preferred Stock (“Series C Preferred”).

Common Stock
As of December 31, 2005, we had outstanding 48,533,272 shares of common stock, options for 4,027,829 shares of our common stock, of which options for 3,275,595 shares were exercisable, and warrants to purchase 48,124,804 shares of our common stock, all of which are currently exercisable. As of December 31, 2005, we had 757 holders of record of our common stock. The Company has reserved 20,000,000 shares for issuance under our Amended and Restated 2000 stock option plan, of which 13,523,440 were available for grant as of March 31, 2006.
Voting Rights. Except as otherwise required by law, the holders of common stock are entitled to attend all special and annual meetings of the stockholders of the Company. Holders of common stock are entitled to vote on all matters submitted to the stockholders, with all such holders voting together as a single class and with each share of common stock entitled to one vote. All rights to vote are reserved to the holders of common stock.
Liquidation Rights. In the event of any dissolution, liquidation or winding up of the Company, whether voluntary or involuntary (collectively, a “Liquidation”), holders of common stock will be entitled to participate in the distribution of any assets of the Company remaining after the Company shall have paid, or provided for payment of certain outstanding notes in the amount of $100,000 as of December 31, 2005 and after the Company shall have paid, or set aside for payment, to the holders of the Preferred Stock up to the full preferential amounts to which they are entitled.
Preferred Stock
As of December 31, 2005, we had 478 holders of record of 17,171,448 outstanding shares of Series A Preferred, 361 holders of record of 12,566,774 outstanding shares of Series B Preferred, and 171 holders of record of 4,473,032 outstanding shares of Series C Preferred. Each holder of Preferred Stock has the right to convert their preferred shares into common stock. Pursuant to a certain Securities Purchase Agreement dated May 12, 2005, the Company could under certain circumstances be obligated to issue additional shares of Series C Preferred Stock for services rendered by PB Constructors Inc.
Holders of each series of our Preferred Stock have the same rights, except for the preference of such series upon liquidation, and that holders of our Series A Preferred have priority with respect to all rights granted to holders of Series B Preferred, and holders of our Series B Preferred have priority with respect to all rights granted to holders of Series C Preferred, which rights include but are not limited to dividends, liquidation rights and registration rights (each a “Subordinated Right”). Additionally, the Series B Preferred was issued in sub-series that provide for different liquidation preferences depending upon the original purchase price, as set forth in the Certificate of Designation for the Series B Preferred.
Holders of shares of each series of the Preferred Stock will vote together as a single class on all matters submitted to them for a vote as required by law, but otherwise have no right to vote.
Conversion. At any time and from time to time, any holder of any series of the Preferred Stock may convert all or any portion of the preferred stock held by such holder into common stock. Each series of Preferred Stock shall be automatically converted into common stock at the then applicable conversion price, (i) in the event that the holders of at least a majority of the outstanding shares of such series consent to such conversion, or (ii) upon the closing of a firmly committed underwritten public offering of shares of common stock of the Company of not less than $50.0 million (before deduction of underwriters commissions and expenses), or (iii) a consolidation, merger or other similar combination for a total purchase price of at least $100.0 million, paid in the form of cash or marketable securities (“Qualifying Merger”).
Liquidation. All liquidation preferences of each series of Preferred Stock are Subordinated Rights. In the event of a liquidation or winding up of the Company, each stockholder is entitled to receive the applicable liquidation preference which is a Subordinate Right, and accordingly is a right to payment of the liquidation preference after the payment of liquidation preferences owed to the holders of any series of Preferred Stock which have priority over such series of Preferred Stock. The amount of the liquidation preference for any series of Preferred Stock that holders shall be entitled to receive is equal to the original purchase price per share applicable to such series, plus any declared but unpaid dividends of holders to such series. Holders of a majority of each series of Preferred Stock may designate that a consolidation or merger (other than a merger (i) in which the Company is the surviving company,

(ii) which involves only a change in the Company’s state of incorporation, (iii) with a wholly-owned subsidiary of the Company, or (iv) a Qualifying Merger) be deemed to be a liquidation event giving rise to liquidation rights.
Registration Rights.
Demand Rights. At any time after the earlier of three years from the initial closing of the offering of each series of Preferred Stock, or six-months following an initial public offering, if stockholders holding not less than 50% of the outstanding shares of a series of Preferred Stock, including common stock issued on conversion thereof (the common stock issued or issuable upon conversion of the Preferred Stock is hereinafter referred to as the “Registrable Securities”), request that the Company file an effective registration statement under the Securities Act of 1933 having an aggregate offering price to the public of not less than $100.0 million in the case of Series C Preferred, and $10.0 million in the case of Series A Preferred and Series B Preferred, net of underwriting costs and commissions, the Company will use reasonable best efforts to cause such Registrable Securities to be registered subject to customary market cutback provisions. The Company shall have the right to delay such registration under certain circumstances for not in excess of 180 days in any 12-month period.
S-3 Rights. Holders of each series of the Preferred Stock shall be entitled to unlimited demand registrations of Registrable Securities on Form S-3 (if available to the Company and subject to customary limitations) so long as such registered offerings are not less than $10 million and the investors bear all registration expenses relating thereto; provided, however, that such investors shall not be entitled to more than two such registrations within any 12-month period.
Company Registration. Holders of the Preferred Stock shall be entitled to “piggy back” registration rights on all registrations of the Company (other than the registration of the Company’s initial public offering and registrations on Form S-4 or Form S-8 or successor forms) or on any demand registrations of any other investor subject to the right, however, of the Company and its underwriters to reduce the number of shares proposed to be registered in view of market conditions. No stockholder of the Company shall be granted piggy back registration rights which would reduce the number of shares includable by the holders of Registrable Securities without the consent of the holders of at least 50% of the Registrable Securities.
Protective Provisions. So long as two-thirds of the shares of a series of Preferred Stock remain outstanding, an affirmative vote or consent of the holders of at least a majority of the series is required (with all holders of the series voting as a single class) for any action that: (i) amends or otherwise alters the certificate of designation, which contains rights of the Preferred Stock of such series (“Certificate of Designation”), in any manner that adversely affects the specified rights, preferences, privileges or voting rights of holders of the series; (ii) creates or agrees to the issuance of, or issues, any capital stock or other securities convertible into or exercisable for capital stock (other than options to acquire common stock under the Company’s stock option plans and shares issuable under the exercise of such options that are reserved for issuance on the date of the filing of such Certificate of Designation) which has rights, preferences, privileges or voting rights senior to Series B Preferred and Series C Preferred, and senior to or on parity with Series A Preferred; (iii) waives compliance with any provision of the Certificate of Designation applicable to such series on any matter or in a way that adversely affects the rights of holders of the series; or (iv) for Series A Preferred, waives compliance with any provision of such Certificate of Designation.
Description of Debt Securities
13% Senior Secured Discount Notes Due 2012
In December 2005, the Company sold $320 million of 13% Senior Secured Discount Notes Due 2012 and Common Stock Warrants to “qualified institutional buyers,” as defined in Rule 144A of the Securities Act. The Discount Notes were sold at an original issue discount and are secured by substantially all of the Company’s tangible and intangible assets. Pursuant to an indenture among the Company, Wells Fargo Bank, N.A. as the trustee and collateral agent, dated December 30, 2005, the Company is restricted from among other things, incurring additional indebtedness, selling assets or paying dividends. Additionally, if the consolidated EBITDA, as defined in the indenture, of the Company for the fiscal year ended December 31, 2008, does not equal to or exceed $40.0 million, the Company is required to issue additional warrants entitling the holders of the Discount Notes to purchase at $0.01 per share an aggregate number of Company common stock equal to 10.0% of the Company’s common stock outstanding immediately following such issuance (calculated on a fully diluted basis). If the Company fails to make an offer to exchange the Discount Notes for registered, publicly tradable notes with substantially identical terms within a certain time period defined in a certain registration statement dated December 30, 2005 (a “Registration Default”), the annual interest rate on the Discount Notes will increase by 1.0% over the interest rate that would otherwise apply to the Notes. As soon as the Company cures the Registration Default, the interest rate on the Notes will revert to its original level. In addition, upon the occurrence of a Registration Default, the holders of the Discount Notes will be entitled to receive additional warrants that will entitle the holders to purchase at $0.01 per share an aggregate number of Company common stock equal to 5.0% of the then outstanding common stock of the Company on a fully diluted basis.

EQUITY COMPENSATION PLAN INFORMATION
Set forth below is information as of December 31, 2005 regarding our equity compensation plans.

	Number of	Weighted
	securities to be	average exercise
	issued upon exercise	price of	Number of
	of outstanding	outstanding	securities
	options, warrants	options, warrants	remaining available
Plan category	and rights	and rights	for future issuance
	(a)	(b)	( c)
Equity compensation plans approved by security holders	4,027,829	$1.96	4,532,764
Equity compensation plans not approved by security holders	0	n/a	0
Total	4,027,829	$1.96	4,532,764

PART II
Item 1. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.
(a) Market Information. The Company’s common stock is not currently listed or traded on any stock exchange or public trading market.
As of December 31, 2005, we had outstanding 48,533,272 shares of common stock, options for 4,027,829 shares of our common stock, of which options for 3,275,595 shares were exercisable, and warrants to purchase 48,124,804 shares of our common stock, all of which are currently exercisable. As of December 31, 2005, we also had 17,171,448 outstanding shares of Series A Preferred, 12,566,774 outstanding shares of Series B Preferred, and 4,473,032 outstanding shares of Series C Preferred, all of which are convertible into common stock at the option of the holders. An aggregate of 82,744,526 shares of stock issued by the Company are restricted and may only be sold pursuant to registration under the Securities Act, Rule 144 or other exemptions under the Securities Act.
(b) Holders. As of December 31, 2005, we had 757 holders of record of our common stock, 478 holders of record of Series A Preferred, 361 holders of record of Series B Preferred and 171 holders of record of Series C Preferred.
(c) Dividends. We have not paid any cash dividends to date and do not anticipate or contemplate paying dividends in the foreseeable future. Pursuant to the Indenture dated as of December 30, 2005 we are restricted from paying dividends.
Item 2. Legal Proceedings.
We have been named as a defendant in a proceeding brought in the U.S. District Court for the Eastern District of Tennessee by a former employee alleging primarily that she was subjected to a hostile work environment, was wrongly terminated and subject to various acts of allegedly unlawful discrimination. We deny the allegations and will vigorously defend the lawsuit. The plaintiff is seeking damages in excess of $6.0 million. We expect any loss resulting from this proceeding to be covered by insurance. We are currently in the discovery stage and we cannot predict the outcome of this proceeding at this time.
We are not involved in any other material legal proceedings at this time.
Item 3. Changes in and Disagreements with Accountants.
There are not and have not been any disagreements between the Company and its accountants on any matter of accounting principles, practices or financial statement disclosure.
Item 4. Recent Sales of Unregistered Securities.
The Company made the following sales of unregistered securities in the past three years:
During 2003, the Company sold 6,712,718 shares of Series A Convertible Preferred Stock and received a total of $12,050,113 from such sales. In January 2004, we sold an additional 15,000 shares and received a total of $60,000 from such sales. We issued all of these securities to persons who were either “accredited investors,” or “sophisticated investors” who, by reason of education, business acumen, experience or other factors, were fully capable of evaluating the risks and merits of an investment in our Company; and each had prior access to all material information about us. We believe that this transaction was exempt form the registration provisions of the Securities Act pursuant to Section 4(2) of such Act and Rule 506 of Regulation D promulgated under such Act.
From September 2003 through June 2004, the Company sold 12,566,774 shares of Series B Convertible Preferred Stock and received a total of $49,930,044 from such sales. We issued all of these securities to persons who were either “accredited investors,” or “sophisticated investors” who, by reason of education, business acumen, experience or other factors, were fully capable of evaluating the risks and merits of an investment in our Company; and each had prior access to all material information about us. We believe that this transaction was exempt form the registration provisions of the Securities Act pursuant to Section 4(2) of such Act and Rule 506 of Regulation D promulgated under such Act.
From November 2004 through December 2005, the Company sold 4,473,032 shares of Series C Convertible Preferred Stock and received a total of $22,340,160 from such sales. We issued all of these securities to persons who were either “accredited investors,” or “sophisticated investors” who, by reason of education, business acumen, experience or other factors, were fully capable of evaluating the risks and merits of an investment in our Company; and each had prior access to all material information about us. We believe that this transaction was exempt form the registration provisions of the Securities Act pursuant to Section 4(2) of such Act and Rule 506 of Regulation D promulgated under such Act.
In December 2005, the Company sold $320 million of 13% Senior Secured Discount Notes Due 2012 and Common Stock Warrants to “qualified institutional buyers”, as defined in Rule 144A of the Securities Act. Jefferies & Company, Inc. received $7,043,712 in underwriting fees and 53,333 warrants to purchase 126.1903 shares of our Common Stock (per warrant) at $0.01 per share. We believe that this transaction was exempt from the registration provisions of the Securities Act pursuant to Rule 144A of such Act.
Item 5. Indemnification of Directors and Officers.
The Bylaws of the Company provide that the Company shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”) by reason of the fact that he, or a person for whom he is the legal representative, is or was a director or office of the Company or is or was serving at the request of the Company as a director, officer employee or agent of another Company or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such person. The Company shall indemnify a person in connection with a proceeding (or part thereof) initiated by such person only if the proceeding (or part thereof) was authorized by the Board of Directors of the Company.
Section 145 of the General Corporation Law of the State of Delaware provides, in general, that a corporation incorporated under the laws of the State of Delaware, such as the Company, may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than a derivative action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another enterprise, against expenses (including attorney’s fees), judgment, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such persons conduct unlawful. In the case of a derivative action, a Delaware corporation may indemnify any such person against expenses (including attorney’s fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court determines such person is fairly and reasonably entitled to indemnify for such expenses.
Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company understands that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable.
PART III
Item 1. Index to Exhibits.

Exhibit No.	Description
3.1.1*	Amended and Restated Certificate of Incorporation of the Company, dated May 7, 2002

3.1.2*	Certificate of Designation of Voting Powers, Designations, Preferences, Limitations, Restrictions and Relative Rights of Series A Convertible Preferred Stock of IdleAire Technologies Corporation, dated December 30, 2002

3.1.3*	First Certificate of Amendment to Amended and Restated Certificate of Incorporation of IdleAire Technologies Corporation, dated November 11, 2003

3.1.4*	First Amendment to Certificate of Designation of Voting Powers, Designations, Preferences, Limitations, Restrictions and Relative Rights of Series A Convertible Preferred Stock of IdleAire Technologies Corporation, dated November 11, 2003

3.1.5*	Certificate of Designation of Voting Powers, Designations, Preferences, Limitations, Restrictions and Relative Rights of Series B Convertible Preferred Stock of IdleAire Technologies Corporation, dated November 11, 2003

3.1.6*	First Amendment to Certificate of Designation of Voting Powers, Designations, Preferences, Limitations, Restrictions and Relative Rights of Series B Convertible Preferred Stock of IdleAire Technologies Corporation, dated October 29, 2004

3.1.7*	Certificate of Designation of Voting Powers, Designations, Preferences, Limitations, Restrictions and Relative Rights of Series C Convertible Preferred Stock of IdleAire Technologies Corporation, dated November 3, 2004

3.1.8*	Second Certificate of Amendment to Amended and Restated Certificate of Incorporation of IdleAire Technologies Corporation, dated December 21, 2005

3.1.9*	Third Certificate of Amendment to Amended and Restated Certificate of Incorporation of IdleAire Technologies Corporation, dated January 20, 2006

3.2*	Bylaws of IdleAire Technologies Corporation

4.1.1*	Form of 13% Senior Secured Discount Note

Exhibit No.	Description
4.1.2*	Warrant Agreement, dated as of December 30, 2005, between IdleAire Technologies Corporation and Wells Fargo Bank, National Association, as Warrant Agent

4.1.3*	Warrant Agreement, dated December 30, 2005, with Jefferies & Company, Inc.

4.1.4*	Warrant Agreement, dated May 23, 2001, to Purchase Common Stock with Lana Batts

4.1.4a*	First Amendment to Warrant Agreement to Purchase Common Stock with Lana Batts

4.1.4b*	Second Amendment to Warrant Agreement to Purchase Common Stock, dated May 23, 2004, with Lana Batts

4.1.4c*	Third Amendment to Warrant Agreement to Purchase Common Stock, dated May 23, 2005, with Lana Batts

4.1.5*	Warrant Agreement to Purchase Common Stock, dated January 18, 2002, with CIBC World Markets Corp.

4.1.6*	Warrant Agreement to Purchase Common Stock, dated April 18, 2005, with Ralph Head

4.1.7*	Form of Series A Convertible Preferred Stock Securities Purchase Agreement

4.1.8*	Form of Series B Convertible Preferred Stock Securities Purchase Agreement

4.1.9*	Form of Series C Convertible Preferred Stock Securities Purchase Agreement

10.1*	Securities Purchase Agreement, dated May 12, 2005, between the Company, CTV Holdings, Inc. and PB Constructors, Inc.

10.2*	Purchase Agreement, dated December 28, 2005, between the Company and Jefferies & Company, Inc.

10.3*	Indenture, dated as of December 30, 2005, among the Company and Wells Fargo Bank, National Association, as trustee and collateral agent

10.4*	Registration Rights Agreement, dated December 30, 2005, between the Company and Jefferies & Company, Inc.

10.5*	Subordination Agreement, dated December 30, 2005, among the Company, the named noteholders, Wells Fargo Bank, National Association, as the collateral agent and Dan H. Felton, III, as administrative agent

10.6*	Disbursement Agreement, dated as of December 30, 2005, among the Company, Wells Fargo Bank, National Association, as disbursement agent and the trustee

10.6.1*	Amendment to Disbursement Agreement, dated January 31, 2006

10.7*	Security Agreement, dated as of December 30, 2005 between the Company and the Collateral Agent

10.8*	Amended and Restated 2000 Stock Option Plan

10.9.1*	Senior Management Agreement, dated as of June 17, 2002, between the Company and Michael C. Crabtree

Exhibit No.	Description
10.9.2*	Senior Management Agreement, dated as of June 17, 2002, between the Company and David Everhart

10.9.3*	Senior Management Agreement, dated as of June 17, 2002, between the Company and Tom Badgett

10.9.4*	Senior Management Agreement, dated as of June 17, 2002, between the Company and James H. Price

10.9.5*	Employment Agreement, dated as of May 6, 2002, between the Company and Paul Boyd

10.10.1*	License and Installation Agreement, dated as of December 1, 2003, by and between Pilot Travel Centers LLC and the Company CTR

10.10.2*	Lease and Installation Agreement, dated as of April 7, 2004, by and between Petro Shopping Centers, L.P. and the Company CTR

10.10.3*	Lease and Installation Agreement, dated as of August 20, 2004, by and between TA Operating Corporation and the Company CTR

CTR - Portions of this exhibit have been omitted pursuant to a request for confidential treatment.
*   -   Previously Filed as exhibits to the Form 10-SB filed with the SEC on May 2, 2006.

SIGNATURES
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2006	By:	/s/ Michael C. Crabtree

Michael C. Crabtree
President and Chief Executive Officer

/s/ Paul W. Boyd
Paul W. Boyd
Chief Financial Officer and Treasurer

IdleAire Technologies Corporation
Condensed Financial Statements
(Unaudited)
Three Months Ended March 31, 2006 and 2005

IdleAire Technologies Corporation
Condensed Balance Sheets
(Unaudited)

	March 31,	December 31,
	2006	2005

Assets
Current assets:
Cash and cash equivalents	$14,559,204	$5,925,600
Accounts receivable	197,220	768,204
Accounts receivable — related parties	5,000	5,000
Inventories	262,128	292,710
Prepaid expenses and other current assets	1,431,252	947,615

Total current assets	16,454,804	7,939,129

Restricted cash	173,663,900	202,772,260
Property and equipment, net	38,550,207	33,252,636
Deferred financing costs	29,582,860	29,506,307
Other assets	14,424,430	315,049

Total assets	$272,676,201	$273,785,381

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$3,420,455	$2,641,515
Accrued expenses	4,628,459	1,935,917
Deferred trade revenue	950,827	990,165
Deferred grant revenue	1,232,674	1,381,426

Total current liabilities	10,232,415	6,949,023

Deferred grant revenue	5,321,538	5,610,783
Secured convertible notes	100,000	100,000
Senior secured discount notes	209,354,829	201,690,400

Total liabilities	225,008,782	214,350,206

Stockholders’ equity:
Series A convertible preferred stock, $0.001 par value; 22,000,000 shares authorized, 17,171,448 shares issued and outstanding	30,349,676	30,349,676
Series B convertible preferred stock, $0.001 par value; 13,000,000 shares authorized, 12,566,774 shares issued and outstanding	49,055,727	49,055,727
Series C convertible preferred stock, $0.001 par value; 11,000,000 shares authorized, 4,473,032 shares issued and outstanding	22,155,254	22,155,254
Common stock, $0.001 par value; 200,000,000 shares authorized, 48,539,573 and 48,533,272 shares issued at March 31, 2006 and December 31, 2005, respectively	48,539	48,533
Stockholder subscription receivable	(925,000)	(925,000)
Treasury stock, 111,111 common shares, at cost	(200,000)	(200,000)
Deferred compensation	—	(96,000)
Additional paid-in capital	51,845,552	51,766,798
Accumulated deficit	(104,662,329)	(92,719,813)

Total stockholders’ equity	47,667,419	59,435,175

Total liabilities and stockholders’ equity	$272,676,201	$273,785,381

See accompanying notes.
The condensed balance sheet as of December 31, 2005 is taken from the audited financial statements at that date.

1

IdleAire Technologies Corporation
Condensed Statements of Operations
(Unaudited)

	For the three months ended
	March 31,
	2006	2005

Net revenues:
Basic and premium services, net	$957,279	$603,870
Grant revenues	437,997	482,166
Ancillary product sales	176,095	67,964
Other revenues	81,204	53,980

Total net revenues	1,652,575	1,207,980

Operating expenses:
Direct site operating costs	2,552,550	3,079,673
Depreciation and amortization	1,359,434	1,331,297
Selling, general and administrative expenses	3,906,357	2,793,279
Research and development expenses	19,142	61,537
Loss on disposal of fixed assets	18,381	45,912

Total operating expenses	7,855,864	7,311,698

Loss from operations	(6,203,289)	(6,103,718)

Interest income	2,111,405	15,456
Interest expense	(7,850,632)	(40,619)

Net loss	$(11,942,516)	$(6,128,881)

See accompanying notes.

2

IdleAire Technologies Corporation
Condensed Statements of Cash Flows
(Unaudited)

	For the three months ended
	March 31,
	2006	2005

Operating activities
Net loss	$(11,942,516)	$(6,128,881)
Adjustments to reconcile net loss to net cash used in operating activities:
Non cash interest expense	7,779,000	—
Amortization of deferred financing charges	59,000	—
Depreciation and amortization	1,359,434	1,331,297
Loss on disposal of fixed assets	18,381	45,912
Deferred compensation expense	10,100	—
Expense associated with exchange of goods or services for warrants or stock	33,000	11,808
Investment income earned on restricted cash	(1,963,710)	—
Changes in operating assets and liabilities:
Accounts receivable	570,984	72,123
Inventories	30,582	(4,031)
Prepaid expenses and other assets	(365,011)	(6,504)
Accounts payable	778,940	1,060,973
Accrued expenses	2,692,542	(826,219)
Deferred trade revenue	(39,338)	114,026
Deferred grant revenue	(437,997)	(340,088)

Net cash used in operating activities	(1,416,609)	(4,669,584)

Investing activities
Purchases of property and equipment	(6,668,505)	(903,397)
Deposits toward equipment purchases	(14,234,888)	—
Cash released from restriction	31,072,070	480,814

Net cash provided by (used in) investing activities	10,168,677	(422,583)

3

IdleAire Technologies Corporation
Condensed Statements of Cash Flows (continued)

	For the three months ended
	March 31,
	2006	2005

Financing activities
Proceeds from issuance of preferred stock	—	2,386,899
Proceeds from exercise of stock options and warrants	17,089	37,351
Collection of stock subscription receivable	—	220,959
Debt financing costs incurred	(135,553)	(27,802)
Proceeds from notes payable to related parties	—	1,330,000

Net cash provided by (used in) financing activities	(118,464)	3,947,407

Net increase (decrease) in cash and cash equivalents	8,633,604	(1,144,760)
Cash and cash equivalents at beginning of period	5,925,600	1,568,727

Cash and cash equivalents at end of period	$14,559,204	$423,967

Supplemental non-cash activities
Anti-dilution warrants for additional debt discount	$114,571	—
See accompanying notes.

4

IdleAire Technologies Corporation
Notes to Condensed Financial Statements
(Unaudited)
March 31, 2006
1. Summary of Significant Accounting Policies
Basis of Presentation
The unaudited financial statements of IdleAire Technologies Corporation (the Company) included herein have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information and with the instructions to Form 10-QSB and Item 310 of Regulation S-B. Accordingly, they do not include all of the information and footnotes required by U.S. generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. The financial statements are applied on a consistent basis with those of the annual financial statements for the year ended December 31, 2005 and should be read in conjunction with the audited financial statements and notes thereto. The interim results are not necessarily indicative of the results that may be expected for a full year.
Certain prior period amounts have been reclassified in order to conform to the current period presentation.
Adoption of Statement of Financial Accounting Standards 123(R)
On January 1, 2006, the Company adopted the provisions of Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards No. 123 – revised 2004 (“SFAS 123(R)”), Share-Based Payment, which replaced Statement of Financial Accounting Standards No. 123 (“SFAS 123”), Accounting for Stock-Based Compensation, and superceded APB Opinion No. 25 (“APB 25”), Accounting for Stock Issued to Employees. Under the fair value recognition provisions of SFAS 123(R), stock-based compensation cost is measured at the grant date based on the fair value of the award. For awards with graded vesting, the Company has elected to recognize the expense on a straight-line basis over the requisite service period, which is the vesting period.

5

IdleAire Technologies Corporation
Notes to Condensed Financial Statements
(Unaudited)
1. Summary of Significant Accounting Policies (continued)
Adoption of Statement of Financial Accounting Standard 123(R) (continued)
Since the Company used the minimum-value method to measure pro forma compensation cost for employee stock options under SFAS 123, it was required to use the prospective method upon adoption of SFAS 123(R). Under the prospective method, the Company continues to account for its nonvested awards outstanding at the date of adoption using the provisions of APB 25; all awards granted, modified or settled after the date of adoption are accounted for using the measurement recognition and attribution provisions of SFAS 123(R). Pro forma disclosures are no longer permitted, and prior periods are not revised or restated for comparative purposes. Accordingly, there was no cumulative effect upon adoption. The Company recorded $10,100 in stock-based compensation cost during the quarter ended March 31, 2006. As a result of adopting SFAS 123(R) on January 1, 2006, the Company’s loss from operations, loss before income taxes and net loss for the three months ended March 31, 2006, was higher by $2,100 than if the Company had continued to account for share-based compensation under APB 25.
Calculating stock-based compensation expense requires the input of highly subjective assumptions, including the expected term of the stock-based awards, stock price volatility, and pre-vesting option forfeitures. The assumptions used in calculating the fair value of stock-based awards represent the Company’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and the Company uses different assumptions, stock-based compensation expense could be materially different in the future.
See Note 3 for further information regarding our stock-based compensation assumptions and expenses.
New Accounting Standards
On November 10, 2005, the FASB issued FSP No. FAS 123(R)-3, Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards. The alternative transition method includes simplified methods to establish the beginning balance of the additional paid-in capital pool (“APIC pool”) related to the tax effects of employee stock-based compensation, and to determine the subsequent impact on the APIC pool and Statements of Cash Flows of the tax effects of employee stock-based compensation awards that are outstanding upon adoption of SFAS 123(R). The Company has up to one year from the date of adoption of FAS 123(R) to elect to use the simplified method. The Company is in the process of evaluating this FSP and the effect the election would have on the Company’s financial statements.

6

IdleAire Technologies Corporation
Notes to Condensed Financial Statements
(Unaudited)
2. Property and Equipment
Property and equipment consists of the following:

	March 31,	December 31,
	2006	2005

Revenue generating equipment	$33,360,683	$32,159,684
Leasehold improvements	626,977	626,977
Furniture and fixtures	480,457	480,457
Data processing equipment and software	3,715,729	3,165,843
Automobiles and motorized equipment	553,211	553,211
Service units in process	13,738,351	8,839,686

	52,475,408	45,825,858

Less accumulated depreciation and amortization	(13,925,201)	(12,573,222)

	$38,550,207	$33,252,636

Depreciation expense was $1,352,553 and $1,325,261 for the three months ended March 31, 2006 and 2005, respectively, of which $1,144,317 and $1,082,345, respectively, was attributable to revenue-generating equipment.
At March 31, 2006 and December 31, 2005, deposits toward purchases of revenue-generating equipment were $14,350,613 and $232,779, respectively, and are included in “Other Assets” in the accompanying balance sheets.
3. Share-Based Payments
Stock Options
On September 1, 2000, the Company adopted the 2000 Stock Option Plan (the Plan) to provide qualified and non-qualified options to employees of the Company. The Plan provides for options to be granted at an option price equal to or greater than the fair market value of the Company’s common shares as determined by the Board of Directors, to have a term of ten years and to vest on an exercise date as determined by the Board of Directors no sooner than ninety days after the option is granted. The Company has reserved 20,000,000 shares for issuance under this Plan, of which 13,523,440 were available for grant at March 31, 2006.

7

IdleAire Technologies Corporation
Notes to Condensed Financial Statements
(Unaudited)
3. Share-Based Payments (continued)
Stock Options (continued)
Effective January 1, 2006, the Company adopted SFAS 123(R), which requires the Company to compute the fair value of options at the date of grant and to recognize such costs as compensation expense ratably over the vesting period of the options. Prior to January 1, 2006, the Company used the minimum value method to determine fair values of options granted for pro forma disclosures. Since the Company previously used the minimum value method for determining the fair value of options granted for disclosure purposes, the Company is only required to apply the provisions for estimating the fair value of options under SFAS 123(R) prospectively to new options awarded or modifications to existing options.
The Company uses the Black-Scholes Merton model for determining the fair values of options granted and recognizes compensation ratably over the vesting periods. The Company granted 31,575 and 46,541 stock options to employees at a weighted average fair value per share of $.44 and $.84 during the three months ending March 31, 2006 and 2005, respectively, using the following weighted average assumptions:

	Three Months Ended March 31,
	2006	2005

Expected term in years	5.4	5.0
Risk-free interest rate	4.5%	3.7%
Expected dividend rate	—	—
Expected volatility	51.7%	—
The Company’s computation of expected term was calculated as the simple average of the weighted average vesting period and the contractual life of each option, as permitted by the “shortcut approach” in Staff Accounting Bulletin No. 107, Share-Based Payment. The risk-free rate for periods within the contractual life of the option is based on United States treasury yield for a term consistent with the expected term of the stock option in effect at the time of grant. The Company has never declared or paid any cash dividends and does not presently plan to pay cash dividends in the foreseeable future. Prior to January 1, 2006, the Company used the minimum value method to measure stock compensation cost for pro forma disclosures, which excludes the effects of expected volatility. Since the Company is a private entity with no historical data on volatility of its stock, the expected volatility used for the three months ended March 31, 2006, is based on the historical volatility of similar public companies (referred to as “guideline companies”). In evaluating similarity, the Company considered factors such as industry, stage of life cycle, size, and financial leverage.

8

IdleAire Technologies Corporation
Notes to Condensed Financial Statements
(Unaudited)
3. Share-Based Payments (continued)
Stock Options (continued)
Prior to the adoption of SFAS 123(R), the Company did not record any tax benefits resulting from the exercise of options due to uncertainty surrounding the timing of realizing the benefits of its deferred tax assets in future periods.
The aggregate intrinsic value of options exercised during the three months ended March 31, 2006 and 2005 was $0 and $64,029, respectively. The Company received $17,089 and $37,351 in proceeds from the exercise of 6,301 and 20,276 employee stock options during the three months ended March 31, 2006 and 2005, respectively.
The fair value of stock options vested was $64,055 and $126,469 for the three months ended March 31, 2006 and 2005, respectively. As of March 31, 2006, there was $99,900 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under share-based compensation plans using the fair value method. The cost is expected to be recognized over a weighted-average period of 2.48 years.
Stock option activity in the three months ended March 31, 2006 was as follows:

		Weighted	Weighted
		Average	Remaining	Aggregate
		Exercise	Contractual	Intrinsic
	Shares	Price	Term	Value

Options outstanding at January 1, 2006	4,027,829	$1.96
Granted	31,575	.85
Exercised	(6,301)	2.71
Forfeited	(22,251)	2.23

Options outstanding at March 31, 2006	4,030,852	$1.95	6.44 years	$—

Options exercisable at March 31, 2006	3,393,835	$1.68	6.11 years

9

IdleAire Technologies Corporation
Notes to Condensed Financial Statements
(Unaudited)
3. Share-Based Payments (continued)
Stock Options (continued)
As of March 31, 2006, 70,000 options included in the immediately preceding table will vest upon the completion of a successful initial public offering. The Company will recognize expense on these options at such time that a transaction is consummated based upon the difference between the fair value of stock on the vesting date and the exercise price.
Stock Warrants
During the quarter ended March 31, 2006, the Company was committed to issue 139,491 additional warrants to its Senior Noteholders pursuant to anti-dilution clauses, resulting in $114,571 of additional debt discount. As of March 31, 2006, the Company has 48,294,269 warrants outstanding to purchase shares of Company common stock, of which 48,284,269 warrants were vested.
On January 20, 2006, the Company’s Board of Directors approved a promotion agreement with an artist management company designed to bring brand recognition to customers and potential customers. The agreement will use a well known country music singer as a spokesperson for the Company at events and trade shows. The agreement includes the issuance of warrants to purchase 30,000 shares of Company common stock at an exercise price of $5.00 per share, exercisable for five years. These warrants vest at 20,000 shares with the execution of the agreement, 5,000 shares on July 1, 2006, and 5,000 shares on September 1, 2006. The Company recorded expense of $33,000 associated with this agreement for the quarter ended March 31, 2006.
4. Leases
On February 28, 2006, the Company entered into a seven year lease agreement for its corporate headquarters in Knoxville, Tennessee. Annual rent expense associated with this agreement is expected to be approximately $467,125. In addition, the Company has signed a number of leasing or licensing agreements with truck stops and other locations which will allow the installation of the Company’s revenue generating equipment at these sites. These agreements generally provide for the payment of rent based on a percentage of revenues generated; thus, no amounts are incurred prior to opening such sites. Contingent rent expense under these agreements totaled $129,388 and $83,205 for the three months ended March 31, 2006 and 2005, respectively.

10

IdleAire Technologies Corporation
Notes to Condensed Financial Statements
(Unaudited)
5. Supply Agreements
For the three months ended March 31, 2006, the Company issued purchase orders or entered into informal arrangements for the purchase of various site equipment components or services totaling $109.7 million. Such arrangements include an informal purchase agreement and a purchase order issued to a supplier (who is also a stockholder) for the purchase of site equipment components totaling $63.7 million for the expected development of 210 locations. Such informal agreement required a $25 million advance from the Company to be paid in five monthly installments beginning in February 2006 of which the Company has paid $10 million as of March 31, 2006. Also as part of these arrangements, the Company issued a purchase order to another supplier for the purchase of site equipment components totaling $23.8 million for the expected development of 210 locations. The Company also made a $2 million advance payment to this supplier in February 2006.
6. Commitments and Contingencies
The Company is subject to various legal proceedings which arise in the ordinary course of its business. In the opinion of management, the amount of any ultimate liability with respect to these actions will not materially affect the financial position or results of operations of the Company.
The Company has been named as a defendant in a proceeding brought in the U.S. District Court for the Eastern District of Tennessee by a former employee alleging primarily that she was subject to a hostile work environment, was wrongly terminated and subject to various acts of allegedly unlawful discrimination. The Company denies the allegations and will vigorously defend the lawsuit. The plaintiff is seeking damages in excess of $6.0 million. The Company expects any losses resulting from this proceeding to be covered by insurance. The Company is currently in the discovery stage and we cannot predict the outcome of this proceeding at this time.
7. Subsequent Events
On May 2, 2006 the Company filed with the Securities and Exchange Commission, a Form 10-SB registration of securities to register the Company’s common stock as well as its Series A, Series B and Series C preferred stock. As of the date of this filing, the Securities and Exchange Commission has not yet declared the registration effective.

11

IdleAire Technologies Corporation
Financial Statements
Years Ended December 31, 2005 and 2004

▪	Ernst & Young LLP	▪	Phone: 615 252-2000
	Suite 1100		www.ey.com
424 Church Street
Nashville, TN 37219
Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders of
IdleAire Technologies Corporation
We have audited the accompanying balance sheet of IdleAire Technologies Corporation as of December 31, 2005, and the related statements of operations, stockholders’ equity, and cash flows for each of the two years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IdleAire Technologies Corporation at December 31, 2005, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.
April 7, 2006

1

IdleAire Technologies Corporation
Balance Sheet
December 31, 2005

Assets
Current assets:
Cash and cash equivalents	$5,925,600
Accounts receivable	768,204
Accounts receivable — related parties	5,000
Inventories	292,710
Prepaid expenses and other current assets	1,180,394

Total current assets	8,171,908

Restricted cash	202,772,260
Property and equipment, net	33,252,636
Deferred financing costs	29,506,307
Other assets	82,270

Total assets	$273,785,381

2

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$2,641,515
Accrued expenses	1,935,917
Deferred trade revenue	990,165
Deferred grant revenue	1,381,426

Total current liabilities	6,949,023

Deferred grant revenue	5,610,783
Secured convertible notes	100,000
Senior secured discount notes	201,690,400

Total liabilities	214,350,206

Stockholders’ equity:
Series A convertible preferred stock, $0.001 par value; 22,000,000 shares authorized, 17,171,448 shares issued and outstanding	30,349,676
Series B convertible preferred stock, $0.001 par value; 13,000,000 shares authorized, 12,566,774 shares issued and outstanding	49,055,727
Series C convertible preferred stock, $0.001 par value; 11,000,000 shares authorized, 4,473,032 shares issued and outstanding	22,155,254
Common stock, $0.001 par value; 200,000,000 shares authorized, 48,533,272 shares issued	48,533
Stockholder subscription receivable	(925,000)
Treasury stock, 111,111 common shares, at cost	(200,000)
Deferred compensation	(96,000)
Additional paid-in capital	51,766,798
Accumulated deficit	(92,719,813)

Total stockholders’ equity	59,435,175

Total liabilities and stockholders’ equity	$273,785,381

See accompanying notes.

3

IdleAire Technologies Corporation
Statements of Operations

	Year Ended December 31
	2005	2004

Net revenues:
Basic and premium services, net	$3,723,016	$1,485,161
Grant revenues	1,827,528	1,444,189
Ancillary product sales	539,958	594,835
Other revenues	261,830	63,614

Total net revenues	6,352,332	3,587,799

Operating expenses:
Direct site operating costs	10,801,395	13,042,848
Depreciation and amortization	5,444,382	4,321,665
Selling, general and administrative expenses	13,316,195	11,856,756
Research and development expenses	192,388	736,515
Loss on disposal of fixed assets	1,024,288	2,171,222

Total operating expenses	30,778,648	32,129,006

Loss from operations	(24,426,316)	(28,541,207)

Interest income	89,541	169,666
Interest expense	(2,528,127)	(484,681)

Net loss	$(26,864,902)	$(28,856,222)

See accompanying notes.

4

IdleAire Technologies Corporation
Statements of Stockholders’ Equity

					Stockholder			Additional		Total
	Series A	Series B	Series C		Subscription	Treasury	Deferred	Paid-in	Accumulated	Stockholders’
	Preferred	Preferred	Preferred	Common	Receivable	Stock	Compensation	Capital	Deficit	Equity

Balance at December 31, 2003	$30,293,842	$17,375,546	$—	$48,134	$—	$(200,000)	$—	$9,420,747	$(36,998,689)	$19,939,580
Issuance of common stock for goods or services	—	—	—	212	(220,959)	—	—	1,051,653	—	830,906
Compensation expense related to stock options	—	—	—	—	—	—	—	167,103	—	167,103
Issuance of Series A preferred stock (15,000 shares)	55,834	—	—	—	—	—	—	—	—	55,834
Issuance of Series B preferred stock (8,027,022 shares)	—	31,587,573	—	—	—	—	—	—	—	31,587,573
Issuance of Series C preferred stock (340,500 shares)	—	—	1,702,500	—	—	—	—	—	—	1,702,500
Conversion of senior secured convertible notes (25,833 shares)	—	103,333	—	—	—	—	—	—	—	103,333
Exercise of incentive stock options	—	—	—	38	—	—	—	33,203	—	33,241
Net loss	—	—	—	—	—	—	—	—	(28,856,222)	(28,856,222)

Balance at December 31, 2004	30,349,676	49,066,452	1,702,500	48,384	(220,959)	(200,000)	—	10,672,706	(65,854,911)	25,563,848
Issuance of common stock (400 shares)	—	—	—	—	—	—	—	333	—	333
Issuance of preferred or common stock for goods or services	—	—	1,500,000	6	—	—	—	27,058	—	1,527,064
Cash collected on prior year stock subscription receivable	—	—	—	—	220,959	—	—	—	—	220,959
Issuance of stock options	—	—	—	—	—	—	(120,000)	120,000	—	—
Amortization of deferred compensation	—	—	—	—	—	—	24,000	—	—	24,000
Issuance of stock warrants	—	—	—	—	—	—	—	40,326,271	—	40,326,271
Other	—	(10,725)	—	—	—	—	—	—	—	(10,725)
Issuance of Series C preferred stock (4,132,532 shares)	—	—	18,952,754	—	(925,000)	—	—	—	—	18,027,754
Conversion of senior secured							—
convertible notes (114,940 shares)	—	—	—	115	—	—	—	566,642	—	566,757
Exercise of incentive stock options	—	—	—	28	—	—	—	53,788	—	53,816
Net loss	—	—	—	—	—	—	—	—	(26,864,902)	(26,864,902)

Balance at December 31, 2005	$30,349,676	$49,055,727	$22,155,254	$48,533	$(925,000)	$(200,000)	$(96,000)	$51,766,798	$(92,719,813)	$59,435,175

See accompanying notes.

5

IdleAire Technologies Corporation
Statements of Cash Flows

	Year Ended December 31
	2005	2004

Operating activities
Net loss	$(26,864,902)	$(28,856,222)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	5,444,382	4,321,665
Loss on disposal of fixed assets	1,024,288	2,171,221
Non cash interest expense	2,308,792	—
Deferred compensation expense	24,000	—
Compensation expense related to exchange of goods or services for stock, stock options, or warrants	1,527,064	998,009
Changes in operating assets and liabilities:
Accounts receivable	(355,062)	768,916
Inventories	39,875	(143,202)
Prepaid expenses and other assets	(635,591)	42,729
Accounts payable	(1,474,465)	715,491
Accrued expenses	(878,258)	1,655,742
Deferred trade revenue	368,720	519,132
Deferred grant revenue	(260,631)	5,799,720

Net cash used in operating activities	(19,731,788)	(12,006,799)

Investing activities
Purchases of property and equipment	(4,202,068)	(21,917,265)
Deposits toward equipment purchases	(17,283)	(117,054)
Proceeds from disposal of assets	—	9,500
Cost of patents	(34,942)	(48,349)
Restricted cash	—	63,069

Net cash used in investing activities	(4,254,293)	(22,010,099)

6

IdleAire Technologies Corporation
Statements of Cash Flows (continued)

	Year Ended December 31
	2005	2004

Financing activities
Proceeds from issuance of common stock	333
Proceeds from issuance of preferred stock	17,017,029	33,345,907
Proceeds from exercise of stock options and warrants	53,816	33,241
Collection of stock subscription receivable	220,959
Proceeds to be applied toward securities purchase agreement	–	1,000,000
Proceeds from issuance of stock warrants	33,100,000
Proceeds from issuance of senior secured discount notes	201,690,400
Payments on senior secured convertible notes	(425,000)
Debt financing costs incurred	(21,986,859)	(2,298,174)
Payments on capital lease obligations	–	(39,345)
Proceeds from notes payable to related parties	1,330,000	600,000
Payments on notes payable to related parties	(1,930,000)	(29,198)
Restricted cash	(200,727,724)	(2,044,536)

Net cash provided by financing activities	28,342,954	30,567,895

Net increase (decrease) in cash and cash equivalents	4,356,873	(3,449,003)
Cash and cash equivalents at beginning of period	1,568,727	5,017,730

Cash and cash equivalents at end of period	$5,925,600	$1,568,727

Supplemental cash flow information
Interest paid	$296,464	$110,030

Supplemental non-cash activities
Conversion of senior secured convertible notes and accrued interest to preferred stock	$566,757	$103,333
Issuance of warrants as debt issuance costs in connection with issuance of senior secured discount notes	5,521,782
Issuance of warrants in satisfaction of accrued compensation	199,600
See accompanying notes.

7

IdleAire Technologies Corporation
Notes to Financial Statements
December 31, 2005
1. Organization
IdleAire Technologies Corporation (the Company) was incorporated on June 20, 2000, for the purpose of providing in-cab heating and air-conditioning, electric power, satellite television, communications, Internet and other services to professional long-haul truck drivers through its patented advanced travel center electrification, or ATE® system. The Company establishes service facilities at truck stops and other locations nationwide. Until 2003, the Company was in the development stage. During the development stage, the Company established its financial and operational plans, raised capital through the sale of common and preferred stock, refined its prototype service platform for installation at truck stops, established contacts with potential customers, acquired equipment and premises and hired and trained employees. At December 31, 2005, the Company provided such services to customers at 24 sites in 11 states.
In December 2005, the Company completed a significant bond and warrant offering (see Note 7). The funding from this offering is planned to be utilized by the Company for the installation of revenue generating equipment at numerous additional sites around the United States.
2. Significant Accounting Policies
Cash and Cash Equivalents
The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. Restricted cash consists primarily of cash supporting letters of credit for selected vendors and cash held pursuant to a disbursement agreement entered into in connection with the issuance of senior secured discount notes (see Note 7).
The disbursement agreement stipulates initial disbursement amounts will be held in a disbursement account until the funds are needed from time to time to pay for the development, construction and operation of facilities and general corporate and other operating expenses of the Company. Subject to certain exceptions, the disbursement agent will authorize the disbursement of funds from the disbursement account upon a disbursement request containing certain certifications and identifying the purposes to which the requested funds will be applied following disbursement. The disbursement agreement allows two disbursements a month; one in the form of a facilities disbursement and one in the form of an advance disbursement, which is limited to $10.0 million per request.

8

IdleAire Technologies Corporation
Notes to Financial Statements (continued)
2. Significant Accounting Policies (continued)
Accounts Receivable
At December 31, 2005, accounts receivable included $605,655 in grant receivables and $167,549 in other receivables.
Inventories
Inventories are stated at the lower of cost or market using the average cost method.
Property and Equipment
Property and equipment are carried at cost, including improvements that add to productive capacity or extend the useful life. Amortization of assets recorded under capital leases is included with depreciation expense in the accompanying statements of operations. Depreciation is computed by the straight-line method over the estimated useful lives of the assets as follows:

Revenue generating equipment	3-15 years
Leasehold improvements	5 years
Furniture and fixtures	5 years
Data processing equipment and software	3 years
Automobiles and motorized equipment	3 years
Deferred Financing Charges
Deferred financing charges represent certain fees and expenses that have been incurred to obtain the related permanent financing. These costs will be amortized over the seven year life of the related debt using the interest method.
During 2005, $803,903 of deferred costs were deemed to have no future benefit and were charged to interest expense in the accompanying statements of operations.

9

IdleAire Technologies Corporation
Notes to Financial Statements (continued)
2. Significant Accounting Policies (continued)
Advertising and Promotion
Advertising and promotion costs are expensed as incurred. Advertising expense was $223,685 and $413,354 in 2005 and 2004, respectively. The Company had bartered advertising revenue of $41,788 and $17,696 in 2005 and 2004, respectively.
Research and Development
General research and development costs have consisted principally of software development and related engineering costs. Costs of producing product masters incurred subsequent to establishing technological feasibility were capitalized. As of December 31, 2005, these capitalized costs were $10,517, net of accumulated amortization of $368,078.
Intangible Assets
The cost to file patents are capitalized and amortized over five years. Patent costs were $129,265 less accumulated amortization of $58,831 at December 31, 2005. Patent amortization expense was $27,517 for 2005 and $14,426 for 2004. Patent amortization expense is expected to be $27,503, $19,631, $12,781, $7,638, and $2,881 for 2006, 2007, 2008, 2009, and 2010, respectively.
Fair Value of Financial Instruments
At December 31, 2005, management estimates that the carrying values of the Company’s financial instruments approximate their related fair values based upon the current interest rate environment and length to maturity.
Revenue Recognition
Revenue for services is recognized upon service delivery; revenue from ancillary product sales is recognized at the point of sale. Revenue is recorded net of significant promotional, contractual and customer service discounts as the Company continues to utilize discounts to introduce its services to truck drivers through its facilities at truck stops, travel plazas and other locations. Deferred trade revenue represents unutilized balances from the sale of prepaid cards and member cards.

10

IdleAire Technologies Corporation
Notes to Financial Statements (continued)
2. Significant Accounting Policies (continued)
Grant revenue is recognized as follows: (i) grants with continuing service requirements are recognized on a straight-line basis over the life of the contract; (ii) grants designated for funding of revenue-generating equipment are recognized on a straight-line basis over the life of the respective equipment; and (iii) grants funded based on hours of emission reduction are recognized based on actual usage over the term of the grant. Deferred grant revenue represents that portion of grant monies received but not yet earned.
Share-Based Payments
As permitted by Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, the Company has elected to follow Accounting Principles Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for stock based employee compensation. Under APB No. 25, if the exercise price of the Company’s employee and director stock options equals or exceeds the intrinsic value of the underlying stock on the date of grant, no compensation expense is recognized.
On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair value. Pro forma disclosures are no longer an alternative. The Company will adopt Statement 123(R) on January 1, 2006. Since the Company used the minimum-value method to measure pro forma compensation cost for employee stock options under Statement 123, it will be required to use the prospective method upon adoption of Statement 123(R). Under the prospective method, the Company will continue to account for nonvested awards outstanding at the date of adoption using the provisions of APB No. 25; all awards granted, modified or settled after the date of adoption will be accounted for using the measurement recognition and attribution provisions of Statement 123(R). Accordingly, the impact of adopting Statement 123(R) cannot be predicted at this time because it will depend on the levels of share-based payments in the future.

11

IdleAire Technologies Corporation
Notes to Financial Statements (continued)
2. Significant Accounting Policies (continued)
Had compensation cost for the Company’s stock-based compensation plans been determined based on the fair value at the grant dates consistent with the method of SFAS No. 123, the Company’s net loss would approximate the pro forma amounts indicated below for the years ended December 31:

	2005	2004

Net loss, as reported	$(26,864,902)	$(28,856,222)
Add: Stock-based employee compensation expense included in reported net loss	24,000	167,103
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(290,038)	(262,695)

Pro forma net loss	$(27,130,940)	$(28,951,814)

The weighted average grant date fair value of options granted in 2005 and 2004 was $1.53 and $1.36, respectively. In accordance with SFAS No. 123, the fair value of the Company’s stock options was estimated at the date of grant using a minimum value option pricing model with the following assumptions: average risk-free interest rate of 4.2% and 3.4% in 2005 and 2004, respectively; dividend yield of 0; and expected life of 5.0 years in 2005 and 2004.
Share-based payments to non-employees are accounted for at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.
Income Taxes
Income taxes are computed based on the liability method of accounting whereby deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.
Comprehensive Income
The Company’s net loss is equal to comprehensive loss, as computed in accordance with SFAS No. 130, Reporting Comprehensive Income.

12

IdleAire Technologies Corporation
Notes to Financial Statements (continued)
2. Significant Accounting Policies (continued)
Reclassifications
Certain prior year amounts have been reclassified to conform to the current year presentation. These reclassifications had no effect on net loss as previously reported.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.
Recently Adopted Accounting Pronouncements
In December 2003, the FASB issued revised Interpretation No. 46 (FIN 46) Consolidation of Variable Interest Entities. Until this interpretation, a company generally included another entity in its consolidated financial statements only if it controlled the entity through voting interests. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns. Application of FIN 46 was required for previously existing variable interest entities during the first quarter of 2005, while newly created variable interest entities in 2004 were subject to the new literature immediately. FIN 46 had no impact in 2004 or 2005.

13

IdleAire Technologies Corporation
Notes to Financial Statements (continued)
3. Property and Equipment

Property and equipment consist of the following at December 31, 2005:

Revenue generating equipment	$32,159,684
Leasehold improvements	626,977
Furniture and fixtures	480,457
Data processing equipment and software	3,165,843
Automobiles and motorized equipment	553,211
Sites and service units in process	8,839,686

45,825,858

Less accumulated depreciation and amortization	(12,573,222)

$33,252,636

Depreciation expense was $5,416,865 and $4,307,238 in 2005 and 2004, respectively.
Based on results of operations at sites, the Company continued to make changes to its service platform equipment and parking lot design. As a result of these changes and other disposals, existing service modules and other equipment, which were either damaged or determined to have no future value, were written off totaling $1,024,288 and $2,171,222, respectively.
4. Related Party Transactions
On December 14, 2004, an officer/director and a related partnership loaned the Company $600,000. The notes were payable in monthly installments totaling $51,433 and matured on December 15, 2005. In 2005, related parties loaned the Company an additional $1,330,000, bringing the total outstanding debt to $1,930,000. These notes were unsecured and were payable with interest that ranged from 5.25% to 5.50% per annum. During 2005, the Company repaid these notes including $59,539 in interest. In addition, certain directors provided personal letters of credit to support Company bank lines of credit that totaled $6,350,000, under which the maximum outstanding balance of $4,400,000 was borrowed and repaid during 2005. The Company did not provide any compensation to these directors for such personal letters of credit.
See Note 10 for a discussion of warrants granted to certain officers and directors with regard to other guarantees during 2005.

14

IdleAire Technologies Corporation
Notes to Financial Statements (continued)
4. Related Party Transactions (continued)
A stockholder and director is an owner of a company that performed metal fabrication services for the Company. The Company paid $4,370 and $3,178 in 2005 and 2004, respectively, for these services.
An executive officer and director is a member of two limited liability companies that lease aircraft. The Company paid $206,849 and $183,005 in 2005 and 2004, respectively, for airplane rental.
A stockholder and director is also a member of a limited liability company that leases aircraft. The Company paid $0 and $19,161 in 2005 and 2004, respectively, for these services.
On January 1, 2004, the Company entered into a consulting agreement with a stockholder and director to receive consulting services. The Company made payments totaling $0 and $37,800 in 2005 and 2004, respectively, under this consulting agreement.
A stockholder and director is an owner and chief executive officer of a construction and electrical services company that performed electrical services for the Company. The Company paid $2,623 and $1,960 in 2005 and 2004, respectively, for these services.
On April 11, 2002, the Company entered into a supply agreement with a shareholder, which provides for the purchase of certain electrical distribution and control products and services for use by the Company. The Company made payments of $392,059 and $5,393,703 in 2005 and 2004, respectively, under this agreement.
Effective April 16, 2001, the Company entered into a consulting agreement with a member of its board of directors to receive consulting services. The Company made payments totaling $27,672 and $37,908 in 2005 and 2004, respectively, under this consulting agreement.
The Company entered into a lease in June 2001 to rent space from a limited liability company in which a stockholder and director of the Company is a member. Total rent paid under this lease during 2005 and 2004 was $146,635 and $127,742, respectively. In addition, the Company financed leasehold improvements made at the rental property during 2001 through a note payable to another related party. The original amount of the note payable was $211,250. The note was payable monthly at a stated interest rate of 9% and was paid off during 2004. Total interest and principal payments on this note were $29,198 for 2004.

15

IdleAire Technologies Corporation
Notes to Financial Statements (continued)
4. Related Party Transactions (continued)
In April, 2005, an executive officer and director agreed to purchase for $5,000 certain unusable Company assets originally purchased for site expansion. Such proceeds are included in accounts receivable-related parties at December 31, 2005. This equipment had a net book value of $167,633 prior to the sale.
See Note 6 for a discussion of significant supply agreements with other Company stockholders.
5. Leases
Minimum rental commitments under operating leases primarily for corporate office and warehouse space, having an initial or remaining noncancelable term of more than one year are as follows at December 31, 2005 (including the related party lease disclosures in Note 4):

2006	$592,821
2007	640,432
2008	666,331
2009	668,957
2010	514,056
2011	495,966

$3,578,563

Rent expense relating primarily to corporate office and warehouse space was $526,941 and $358,668 for the years ended December 31, 2005 and 2004, respectively.
On February 28, 2006, the Company entered into a seven year lease agreement for its corporate headquarters in Knoxville, Tennessee. Annual rent expense associated with this agreement is expected to be approximately $467,125. Minimum rental commitments for this lease are included in the minimum rental commitments table above.
In addition, the Company has signed a number of leasing or licensing agreements with truck stops and other locations which will allow the installation of the Company’s revenue generating equipment at these sites. These agreements generally provide for the payment of rent based on a percentage of revenues generated to each lessor; thus, no amounts are incurred prior to opening such sites. Contingent rent expense under these agreements totaled $505,926 and $392,645 for the years ending December 31, 2005 and 2004, respectively.

16

IdleAire Technologies Corporation
Notes to Financial Statements (continued)
6. Supply Agreements
During 2005 and 2004, the Company maintained professional services contracts with a vendor for construction program management services under which the Company paid, $1,257,488 and $2,066,589, respectively. In May 2005, the Company executed a securities purchase agreement with this vendor. Pursuant to this agreement, an investment prepayment of $1,000,000 in 2004 and an additional $3,925,000 in 2005, were applied toward the purchase of 985,000 shares of Series C Preferred Stock, of which $925,000 represents a stock subscription receivable at December 31, 2005. Also pursuant to this agreement, the Company elected to exchange 300,000 shares of Series C Preferred Stock for $1,500,000 of consulting services provided by the vendor.
Effective December 14, 2004, the Company entered into a 5-year strategic agreement with a supplier. Pursuant to the terms of the agreement, the Company agreed to purchase certain service module components exclusively from the supplier at an agreed-upon price. During 2005 and 2004, the company paid $412,936 and $48,400, respectively, to this supplier. Additionally, the supplier agreed to accept 139,520 shares of the Company’s common stock in exchange for equipment valued at $279,040 (completed in 2004), purchase 110,480 shares of the Company’s common stock in exchange for cash of $220,959 and accept 90,000 shares of the Company’s common stock in exchange for certain intellectual property rights. Pursuant to the terms of the transaction in 2004, the Company recorded $450,000 of research and development expense, $331,439 of consulting expense and a $1,002,398 equity contribution, of which $220,959 represented a stock subscription receivable at December 31, 2004. The subscription receivable was collected in 2005.
In 2003, the Company and a vendor entered into a vendor-financed supply agreement whereby the vendor agreed to finance up to $4,000,000 of equipment purchases over two years. This agreement was amended on January 17, 2004, and as part of the amendment, the Company agreed to purchase 100% of certain products from the vendor for a twelve-month period, and to include the vendor in bid requests for new and existing products in the future. In exchange, the vendor agreed to extend the due date of $2,000,000 of products and services provided in 2003 until January 2005. This amount was repaid in 2005.
Between December 31, 2005, and March 31, 2006, the Company had issued purchase orders or entered into informal arrangements for the purchase of various site equipment components or services totaling $109.7 million. Such arrangements include an informal purchase agreement and a purchase order issued to a supplier (who is also a stockholder) for the purchase of site equipment components totaling $63.7 million for the expected development of 210 locations. Such informal agreement required a $25 million advance from the Company to be paid in five

17

IdleAire Technologies Corporation
Notes to Financial Statements (continued)
6. Supply Agreements (continued)
monthly installments beginning in February 2006 of which the Company has paid $10 million. During 2005 and 2004, the Company paid $413,362 and $5,393,703, respectively, to this supplier. Also as part of these arrangements, the Company issued a purchase order to another supplier for the purchase of site equipment components totaling $23.8 million for the expected development of 210 locations. The Company also made a $2 million advance payment to this supplier in February 2006.
7. Senior Secured Discount Notes with Warrants
On December 30, 2005, the Company issued $320,000,000 of 13% Senior Secured Discount Notes (Notes) with 320,000 detachable warrants (Warrants) to purchase shares of the Company’s common stock representing 30% of the Company’s common stock on a fully-diluted basis (collectively, the Units). Each Unit consists of a $1,000 principal amount Note and a Warrant to purchase 126.1903 shares of common stock at $0.01 per share. The issue price per Unit was $733.72, resulting in gross proceeds of $234.79 million. Net proceeds from the offering (after payment of approximately $22.0 million in fees and expenses and repayment of approximately $6.0 million of previous existing indebtedness) were primarily deposited in a restricted disbursement cash account (see Note 2).
The Notes and Warrants are not separately transferable until the earliest of June 28, 2006, or the date on which a piggyback registration statement with respect to the warrant shares is declared effective under the Securities Act, or on such date as determined by the initial purchaser of the Units (Separation Date). The Warrants are exercisable at a price of $0.01 per share, subject to adjustment for certain anti-dilution privileges, at any time on or after the Separation Date. The anti-dilution privileges generally terminate upon the completion of an underwritten public offering, of which the net proceeds to the Company exceed $100 million. The Warrants expire on December 15, 2015. Based on the relative estimated fair value of the Notes and Warrants, $33,100,000 of the proceeds were allocated to the Warrants.
The Notes rank senior in right of payment to all existing and future subordinated indebtedness and equal in right of payment with all other existing and future senior indebtedness. The Notes are unconditionally guaranteed on a senior secured basis by any future domestic restricted subsidiaries. The Notes and guarantees are secured by substantially all of the Company’s tangible and intangible assets.

18

IdleAire Technologies Corporation
Notes to Financial Statements (continued)
7. Senior Secured Discount Notes with Warrants (continued)
The Notes mature on December 15, 2012. The Notes were issued at a substantial discount reflecting that the Company will not pay interest prior to December 15, 2008. Beginning on December 30, 2005, the Notes accrete interest at an annual rate of 13%, compounded semi-annually to par by June 15, 2008. Interest payments will be made on each of June 15 and December 15, commencing December 15, 2008.
Prior to December 15, 2008, up to 35% of the Notes may be redeemed with the net proceeds of any equity offering at 113% of the accreted value, plus accrued and unpaid interest, if any, to the date of redemption, provided that at least 65% of the aggregate principal amounts of the Notes originally issued under the indenture governing the Notes remain outstanding. On or after December 15, 2009, the Notes may be redeemed at a redemption price that will decrease ratably from 106.5% of principal to 103.25% of principal on or after December 15, 2010, and at 100% of principal on or after December 15, 2011.
If the Company experiences a change in control, the holders of the Notes will have the right to put their Notes to the Company at 101% of the accreted value thereof, plus accrued and unpaid interest, if any, to the date of repurchase.
Under the terms of the Notes, the Company agreed to make an offer to exchange the Notes for registered, publicly tradable notes with substantially identical terms within 2 years and 30 days from the issue date. If the Company fails to fulfill its obligations with respect to the exchange offer or the registration of the Notes (a “Registration Default”), the annual interest rate on the Notes will increase by 1.0% over the interest rate that would otherwise apply to the Notes. Such additional interest will be payable in cash. As soon as the Company cures the Registration Default, the interest rate on the Notes will revert to its original level. In addition, upon the occurrence of a Registration Default, the holders of the Notes will be entitled to receive additional warrants that will entitle the holders to purchase at $0.01 per share an aggregate number of Company common stock equal to 5.0% of the then outstanding common stock of the Company on a fully diluted basis.
The Notes have certain limitations on indebtedness and repayment thereof. Additionally, if the consolidated EBITDA, as defined, of the Company for the fiscal year ended December 31, 2008, does not equal or exceed $40.0 million, the Company is required to issue additional warrants entitling the Note holders to purchase at $0.01 per share an aggregate number of Company common stock equal to 10.0% of the Company’s common stock outstanding immediately following such issuance (calculated on a fully diluted basis).

19

IdleAire Technologies Corporation
Notes to Financial Statements (continued)
7. Senior Secured Discount Notes with Warrants (continued)
Pursuant to the Notes offering completed on December 30, 2005, the Company granted to the initial purchaser 53,333 warrants to purchase 126.1903 shares of Company common stock (per warrant) at the initial exercise price of $0.01 per share. The warrants expire December 15, 2015. These warrants were valued at $5,521,782 which was recorded as deferred financing costs in the accompanying balance sheet.
8. Secured Convertible Notes
Effective June 1, 2003, the Company issued $8,775,000 of Secured Convertible Notes (Convertible Notes) with three, five and ten year maturities. Under certain conditions, each noteholder has the right to convert all or part of the Convertible Notes into the Company’s common stock at pre-established rates. The Company has a one-time right to prepay, without penalty or further interest payments on June 1, 2008, for the ten year notes. When issued, these notes were secured by a first priority lien on all of the Company’s tangible and intangible assets, subject to certain limited exceptions. As of December 30, 2005, these Convertible Notes became subordinate to the Senior Secured Discount Notes. The Convertible Notes rank senior to all other outstanding debt.
In 2005, Convertible Notes totaling $555,000 plus accrued interest of $11,757 were exchanged for Common Stock. Additionally in 2005, Convertible Notes totaling $425,000 plus accrued interest of $20,228 were repaid in whole. In 2004, Notes totaling $100,000 plus accrued interest of $3,333 were exchanged for Series B Convertible Preferred Stock at the then current estimated fair value of the Series B Convertible Preferred Stock.
The Convertible Notes are comprised of the following amounts and maturities at December 31, 2005:

Note Type	Interest Rate	Maturity	Amount

10-year notes	10.00%	6/1/13	$100,000

Total			$100,000

20

IdleAire Technologies Corporation
Notes to Financial Statements (continued)
9. Stockholder’s Equity
Common Stock
Effective February 9, 2006, an amendment to the Company’s Certificate of Incorporation was adopted by the State of Delaware which increased the number of shares of common stock which the Company shall have the authority to issue to two hundred million (200,000,000) shares of Common Stock.
Preferred Stock
A holder of shares of preferred stock may convert such shares, on a one-for-one basis into Company common stock at any time in whole or part at the option of the holder. Under certain circumstances, the Company may also cause the outstanding shares to be converted into Company common stock. Holders of the preferred shares have the right to vote on most matters. In the event of liquidation, the preferred holders are entitled to a liquidation preference equal to the original purchase price of such shares. In the event of liquidation, the Series A is senior to all classes of common stock and all other series and classes of preferred stock. The Series B is senior to all classes of common stock and all other classes of preferred stock except the Series A, which shall rank senior to the Series B in all respects. The Series C is senior to all classes of common stock and all other series of preferred stock except the Series A and the Series B, which shall rank senior to the Series C in all respects.

21

IdleAire Technologies Corporation
Notes to Financial Statements (continued)
10. Stock Options and Warrants
Stock Options
On September 1, 2000, the Company adopted the 2000 Stock Option Plan (the Plan) to provide qualified and non-qualified options to employees of the Company. The Plan provides for options to be granted at an option price equal to or greater than the fair market value of the Company’s common shares as determined by the Board of Directors, to have a term of ten years and to vest on an exercise date as determined by the Board of Directors no sooner than ninety days after the option is granted. The Company has reserved 11,000,000 shares for issuance under this Plan.

	Number of	Exercise	Weighted
	Options	Price Range	Average
			Price

Options outstanding at December 31, 2003	3,700,600	0.01 – 4.00	$1.51
Granted	216,583	4.00 – 5.00	4.40
Exercised	38,356	0.01 – 1.80	0.87
Forfeited	76,217	1.00 – 5.00	1.82

Options outstanding at December 31, 2004	3,802,610	0.01 – 5.00	$1.68
Granted	417,626	4.00 – 5.00	4.71
Exercised	28,151	1.80 – 5.00	1.91
Forfeited	164,256	0.01 – 5.00	2.48

Options outstanding at December 31, 2005	4,027,829	$0.01 – 5.00	$1.96

Options available for grant at December 31, 2005	4,532,764

Options exercisable at December 31, 2005	3,275,595		$1.66

As of December 31, 2005 and 2004, 90,000 options and 110,000 options respectively, included in the above table will vest upon the completion of a successful initial public offering. The Company will recognize expense on these options at such time that a transaction is consummated based upon the difference between the fair value of stock on the vesting date and the exercise price. Such amount would have approximated $349,600 at December 31, 2005, and $450,000 at December 31, 2004, based on the fair market value of the stock at those dates.
The weighted average remaining contractual life of options outstanding as of December 31, 2005, was 6.7 years.

22

IdleAire Technologies Corporation
Notes to Financial Statements (continued)
10. Stock Options and Warrants (continued)
Stock Warrants
As of December 31, 2005, the Company has 48,124,804 warrants outstanding to purchase shares of Company common stock.
On May 23, 2001, the Company granted warrants for 20,000 shares of the Company’s common stock at an exercise price of $2.00 per share to a director. The warrants’ exercise price exceeded the estimated fair value of the stock when granted. The warrants are all outstanding as of December 31, 2005, and will expire in May 2006.
On December 10, 2002, pursuant to a consulting agreement, the Company granted warrants to purchase up to one percent (1%) of the fully diluted common equity of the Company at $1.80 per share to a consultant as partial consideration for consulting services. The warrants represented 652,194 shares and will expire in December 2009.
Pursuant to an employment consulting agreement in 2005, the Company issued warrants to purchase 40,000 shares of Company common stock at an exercise price of $.01 per share. The warrants must be exercised before the Company completes an initial public offering, or before April 7, 2008, whichever occurs first. The Company recorded compensation expense totaling $199,600 in 2004 related to the issuance of such warrants.
In connection with the issuance of Notes in 2005, the Company issued 320,000 Warrants to purchase 126.1903 shares of Company common stock (per warrant) at $0.01 per share. Additional paid in capital totaling $33,100,000 was recorded based on the relative estimated fair value of the Warrants. See Note 7. Also in connection with the issuances of Notes, the Company issued to the initial purchaser, 53,333 warrants to purchase 126.1903 shares of Company common stock (per warrant) at $0.01 per share. These warrants were valued at $5,521,782 and recorded as deferred financing costs in the accompanying balance sheet. See Note 7.
During the fourth quarter of 2005, seven directors personally guaranteed $7 million of funding for the Company in the event that additional funds were required to support the Company’s operations throughout 2006. Such guarantees were terminated on December 30, 2005. On January 20, 2006, as compensation for these guarantees, it was determined by the board of directors that warrants to purchase 43,083 shares of Company common stock for $0.01 per share would be issued to each of those seven individuals. Accordingly, the estimated fair value of such warrants of $1,504,889 was recorded as a component of interest expense in 2005.

23

IdleAire Technologies Corporation
Notes to Financial Statements (continued)
10. Stock Options and Warrants (continued)
On January 20, 2006, the Company’s Board of Directors approved a promotion agreement with an artist management company designed to bring brand recognition to customers and potential customers. The agreement will use a well known country music singer as a spokesperson for the Company at events and trade shows. The agreement includes the issuance of warrants to purchase 30,000 shares of Company common stock at an exercise price of $5.00 per share, exercisable for five years. These warrants vest at 20,000 shares with the execution of the agreement, 5,000 shares on July 1, 2006, and 5,000 shares on September 1, 2006.
11. Income Taxes
Income taxes as shown in the statements of operations for all periods presented differ from the amounts computed using the statutory federal income tax rate as follows:

	2005	2004

U.S federal statutory rate	34.0%	34.0%
State taxes (net of federal benefit)	2.8	3.2
Change in deferred tax valuation allowance	(36.7)	(37.1)
Other	(0.1)	(0.1)

	0.0%	0.0%

The tax effect of each type of temporary difference and carryforward that give rise to deferred tax assets and liabilities is as follows:

2005
Deferred tax assets:
Net operating loss carryforward	$32,546,537
Accrued liabilities	181,754
Deferred revenue	3,089,179
Other	34,775

35,852,245

Deferred tax liabilities:
Depreciation	(1,026,399)

Net deferred tax assets	34,825,846
Valuation allowance	(34,825,846)

$—

24

IdleAire Technologies Corporation
Notes to Financial Statements (continued)
11. Income Taxes (continued)
Federal and state net operating loss carryforwards of approximately $86,500,000 and $81,000,000, respectively, expire beginning in 2015. Realization of net deferred tax assets is dependent upon sufficient future taxable income during the carryforward periods. The valuation allowance is provided until it is likely that the full amount of net deferred tax assets will be realized. The valuation allowance increased by approximately $9,850,000 in 2005.
12. Concentrations of Risk
The Company maintains cash accounts at various banks in the East Tennessee area. The accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000 per legal ownership. At December 31, 2005, the Company had $208,337,358 of these funds on deposit with financial institutions in excess of this insurance.
13. Commitments and Contingencies
The Company has three-year employment agreements with certain officers which, among other things, provide that they will adhere to confidentiality and noncompete requirements, and that in certain circumstances, they will be paid one year’s salary if their employment is terminated prior to the end of their contract. The agreements also provide for payment of $1.0 million each should the Company undergo a change in control.
The Company is subject to various legal proceedings which arise in the ordinary course of its business. In the opinion of management, the amount of any ultimate liability with respect to these actions will not materially affect the financial position or results of operations of the Company.
The Company has been named as a defendant in a proceeding brought in the U.S. District Court for the Eastern District of Tennessee by a former employee alleging primarily that she was subject to a hostile work environment, was wrongly terminated and subject to various acts of allegedly unlawful discrimination. The Company denies the allegations and will vigorously defend the lawsuit. The plaintiff is seeking damages in excess of $6.0 million. The Company expects any losses resulting from this proceeding to be covered by insurance. The Company is currently in the discovery stage and we cannot predict the outcome of this proceeding at this time.

25